UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2014

On November 7, 2014, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the three and six months ended September 30, 2014. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated November 7, 2014, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2015. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data related to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial information for the three and six months ended September 30, 2014 in the press release is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: November 7, 2014

Financial Results Release	November 7, 2014
For the Six Months Ended September 30, 2014	[U.S. GAAP	]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432 (URL http://www.ntt.co.jp/ir/)

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled filing date of quarterly securities report: November 10, 2014

Scheduled date of dividend payments: December 8, 2014

Supplemental material on quarterly results: Yes

Presentation on quarterly results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Six Months Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

Amounts are rounded off to the nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT
Six months ended September 30, 2014	5,373,668	2.0%	590,924	(9.5)%	592,157	(12.4)%	290,332	(10.3)%
Six months ended September 30, 2013	5,266,070	0.5%	653,027	(1.5)%	675,778	5.1%	323,540	10.3%

Note: Percentages above represent changes from the corresponding period of the previous fiscal year.

	Basic Earnings per Share Attributable to NTT		Diluted Earnings per Share Attributable to NTT
Six months ended September 30, 2014	261.63	(yen)	—	(yen)
Six months ended September 30, 2013	277.46	(yen)	—	(yen)

Notes:	Comprehensive income (loss) attributable to NTT:	For the six months ended September 30, 2014:	262,251 million yen (34.2)%
		For the six months ended September 30, 2013:	398,644 million yen 26.9%

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	NTT Shareholders’ Equity	Equity Ratio (Ratio of NTT Shareholders’ Equity to Total Assets)	NTT Shareholders’ Equity per Share
September 30, 2014	20,068,091	11,121,028	8,686,732	43.3%	7,828.58 (yen)
March 31, 2014	20,284,949	10,924,806	8,511,354	42.0%	7,667.57 (yen)

2.	Dividends

Annual Dividends
	End of the first quarter	End of the second quarter	End of the third quarter	Year-end	Total
Year Ended March 31, 2014	—	80.00 (yen)	—	90.00 (yen)	170.00 (yen)
Year Ending March 31, 2015	—	90.00 (yen)	—	—	—
Year Ending March 31, 2015 (Forecasts)	—	—	—	90.00 (yen)	180.00 (yen)

Note: Change in dividend forecasts during the six months ended September 30, 2014: None

3.	Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2015 (April 1, 2014 – March 31, 2015)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year Ending March 31, 2015	11,010,000	0.8%	1,095,000	(9.8)%	1,075,000	(16.9)%	529,000	(9.6)%	479.00	(yen)

Notes:	1.	Percentages above represent changes from the previous fiscal year.
	2.	Change in consolidated financial results forecasts for the fiscal year ending March 31, 2015 during the six months ended September 30, 2014: Yes

–  1  –

* Notes

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2014 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: None

(For further details, please see “Others” on page 8.)

(4)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock):

	September 30, 2014	:	1,136,697,235 shares

	March 31, 2014	:	1,136,697,235 shares
ii.	Number of shares of treasury stock:
	September 30, 2014	:	27,079,853 shares

	March 31, 2014	:	26,650,807 shares
iii.	Weighted average number of shares outstanding:

For the six months ended September 30, 2014 : 1,109,723,552 shares

For the six months ended September 30, 2013 : 1,166,074,957 shares

* The forecast for “Basic Earnings per Share Attributable to NTT” for the fiscal year ending March 31, 2015 is based on the assumption that NTT will repurchase 51 million shares or 350 billion yen of shares from November 10, 2014 through June 30, 2015, as resolved at the board of directors’ meeting held on November 7, 2014, authorizing repurchases up to these amounts and retain these as treasury stock.

* Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date of issuance of this earnings release, the review process on quarterly financial statements required by the Financial Instruments and Exchange Act is still ongoing.

* Explanation of earnings forecasts and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available to NTT and certain assumptions that we regard as reasonable and therefore actual results may differ materially from those contained in or suggested by any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2015, please refer to pages 7 and 22.

On Friday, November 7, 2014, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

–  2  –

1. Qualitative Information

(1) Qualitative Information Relating to Consolidated Business Results

i. Consolidated results

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	5,266.1	5,373.7	107.6	2.0%
Operating expenses	4,613.0	4,782.7	169.7	3.7%
Operating income	653.0	590.9	(62.1)	(9.5)%
Income before income taxes and equity in earnings (losses) of affiliated companies	675.8	592.2	(83.6)	(12.4)%
Net income attributable to NTT	323.5	290.3	(33.2)	(10.3)%

During the six months ended September 30, 2014, pursuant to its Medium-Term Management Strategy, adopted in November 2012, entitled “Towards the Next Stage,” NTT worked to expand its global cloud services and to strengthen its network service competitiveness in order to become a “Value Partner” that customers continue to select.

Expansion of Global Cloud Services:

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the information and communication technology (ICT) management and applications stage.

Specifically, in order to strengthen its ability to provide strategic ICT consulting and expand its presence in the Australian market, NTT Group entered into an agreement with Oakton Limited, one of the leading providers of information management and core business systems solutions in the Australian ICT market, concerning a proposal to acquire all of its shares. In addition, in order to provide comprehensive data center engineering services to the data center market in Singapore and neighboring countries, where it is predicted that ICT services will see significant growth and whose business environment is well-suited to the provision of data backup for business continuity planning, NTT Group reached an agreement with the shareholders of Pro-Matrix Pte Ltd., a data center facility engineering specialist in Singapore that provides integrated services from consultation to installation and maintenance, to acquire a majority stake in the company.

Strengthening Network Service Competitiveness:

In the fixed-line communications field, NTT Group continued to work to increase the number of new subscribers and improve long-term customer retention for its “FLET’S Hikari” services.

In addition, regarding the “Hikari Collaboration Model,” the wholesaling of fiber-optic access services that was announced in May 2014, NTT Group proceeded in its drafting of specific terms of provision and announced, among other things, its available services and basic concept for wholesale service fees and other settings.

In the mobile communications field, “Kake-hodai & Pake-aeru,” a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, exceeded nine million subscriptions. Further, NTT Group also launched devices equipped with call functionality for VoLTE (Voice over LTE) call services, which provide reliable and high-sound quality calls over its “Xi” service network, and emergency power-saving functionality. Additionally, NTT Group also launched sales of the “iPhone 6”*1 and “iPhone 6 Plus.”*1

To strengthen the competitiveness of its existing network services, NTT Group endeavored to cut costs in fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing facilities, while cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business.

–  3  –

As a result of these efforts, NTT Group’s consolidated operating revenues for the six months ended September 30, 2014 were ¥5,373.7 billion (an increase of 2.0% from the same period of the previous fiscal year), consolidated operating expenses were ¥4,782.7 billion (an increase of 3.7% from the same period of the previous fiscal year), consolidated operating income was ¥590.9 billion (a decrease of 9.5% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥592.2 billion (a decrease of 12.4% from the same period of the previous fiscal year), and net income attributable to NTT was ¥290.3 billion (a decrease of 10.3% from the same period of the previous fiscal year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

(*1)	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc., registered in the United States and other countries. The iPhone trademark is used under license from AIPHONE CO., LTD.

ii. Segment results

Results by business segment are as follows.

Regional Communications Business Segment

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	1,749.2	1,706.7	(42.4)	(2.4)%
Operating expenses	1,673.5	1,628.9	(44.7)	(2.7)%
Operating income	75.6	77.9	2.2	3.0%

Operating revenues in the regional communications business segment for the six-month period ended September 30, 2014 decreased 2.4% from the same period of the previous fiscal year to ¥1,706.7 billion due to, among other things, a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions, which was partially offset by an increase in IP/packet communications revenues. On the other hand, operating expenses fell by 2.7% from the same period of the previous fiscal year to ¥1,628.9 billion due to, among other factors, a decrease in personnel expenses and efforts to streamline operating expenses. As a result, segment operating income for the six-month period ended September 30, 2014 increased 3.0% from the same period of the previous fiscal year to ¥77.9 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of September 30, 2014	Change	Percent Change
FLET’S Hikari (1)	18,050	18,455	405	2.2%
NTT East	10,187	10,347	160	1.6%
NTT West	7,863	8,108	244	3.1%
Hikari Denwa (2)	16,256	16,705	450	2.8%
NTT East	8,694	8,884	190	2.2%
NTT West	7,562	7,821	260	3.4%

Notes:

(1)	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
(2)	The figures for Hikari Denwa indicate the number of channels (in thousands).

–  4  –

Long Distance and International Communications Business Segment

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	863.9	950.0	86.1	10.0%
Operating expenses	802.4	893.6	91.2	11.4%
Operating income	61.5	56.4	(5.1)	(8.3)%

Operating revenues in the long distance and international communications business segment for the six-month period ended September 30, 2014 increased 10.0% from the same period of the previous fiscal year to ¥950.0 billion. This increase was due to, among other things, an increase in system integration revenues associated with an increase in the number of overseas consolidated subsidiaries, partially offset by a decrease in domestic fixed voice-related revenues. Operating expenses for the six-month period ended September 30, 2014 increased 11.4% from the same period of the previous fiscal year to ¥893.6 billion due to, among other things, an increase in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2014 decreased 8.3% from the same period of the previous fiscal year to ¥56.4 billion.

Mobile Communications Business Segment

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	2,199.0	2,173.0	(26.0)	(1.2)%
Operating expenses	1,728.4	1,775.2	46.8	2.7%
Operating income	470.6	397.8	(72.8)	(15.5)%

Despite an increase in revenues associated with NTT Group’s expanding “Smart Life” business, operating revenues for the mobile communications business segment for the six-month period ended September 30, 2014 decreased 1.2% from the same period of the previous fiscal year to ¥2,173.0 billion due to, among other things, a decline in mobile voice-related revenues and other areas resulting from the impact of its “Monthly Support” discount programs and the new “Kake-hodai & Pake-aeru” billing plan. On the other hand, despite the implementation of measures to reduce costs through structural changes, operating expenses for the six-month period ended September 30, 2014 increased 2.7% from the same period of the previous fiscal year to ¥1,775.2 billion due to increases in cost of equipment sold and in revenue-linked expenses. As a result, segment operating income for the six-month period ended September 30, 2014 decreased 15.5% from the same period of the previous fiscal year to ¥397.8 billion.

Number of subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of September 30, 2014	Change	Percent Change
Mobile phone services	63,105	64,295	1,190	1.9%
Xi	21,965	26,215	4,250	19.3%
FOMA	41,140	38,080	(3,060)	(7.4)%
sp-mode	23,781	25,742	1,960	8.2%
i-mode	26,415	24,320	(2,095)	(7.9)%

Notes:

(1)	Numbers for Mobile phone services subscribers (including Xi and FOMA subscribers) include communication module service subscribers.
(2)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile phone services subscribers.

–  5  –

Data Communications Business Segment

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	613.9	695.6	81.7	13.3%
Operating expenses	607.5	668.0	60.6	10.0%
Operating income	6.4	27.5	21.1	328.3%

Operating revenues in the data communications business segment for the six-month period ended September 30, 2014 increased 13.3% from the same period of the previous fiscal year to ¥695.6 billion due to, among other things, an increase in the number of overseas consolidated subsidiaries, the cultivation of new customers and an increase in revenues resulting from the expansion of systems for existing customers. On the other hand, operating expenses for the six-month period ended September 30, 2014 rose 10.0% from the same period of the previous fiscal year to ¥668.0 billion due to, among other things, an increase in revenue-linked expenses, despite a reduction in unprofitable transactions. As a result, segment operating income for the six-month period ended September 30, 2014 increased 328.3% from the same period of the previous fiscal year to ¥27.5 billion.

Other Business Segment

Six-Month Period Ended September 30, 2014 (April 1, 2014 – September 30, 2014)

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Operating revenues	602.6	595.7	(6.9)	(1.1)%
Operating expenses	572.2	571.3	(0.8)	(0.1)%
Operating income	30.5	24.4	(6.1)	(19.9)%

Operating revenues in the other business segment for the six-month period ended September 30, 2014 decreased 1.1% from the same period of the previous fiscal year to ¥595.7 billion due to, among other things, decreased revenues in the real estate and systems development businesses. On the other hand, operating expenses for the six-month period ended September 30, 2014 decreased 0.1% from the same period of the previous fiscal year to ¥571.3 billion due to, among other things, a decrease in personnel expenses. As a result, segment operating income for the six-month period ended September 30, 2014 decreased 19.9% from the same period of the previous fiscal year to ¥24.4 billion.

–  6  –

(2) Qualitative Information Relating to Consolidated Financial Position

Net cash provided by operating activities for the six-month period ended September 30, 2014 decreased ¥335.2 billion (23.3%) from the same period of the previous fiscal year to ¥1,101.4 billion. This decrease was due to, among other factors, a decrease in operating income and an increase in payments of sales commissions to resellers in addition to the effect of bank holidays.

Net cash used in investing activities decreased ¥60.9 billion (6.0%) from the same period of the previous fiscal year to ¥951.1 billion. This decrease was due to, among other factors, a decrease in capital investments and in payments for the purchase of non-current investments and other such investments.

Net cash used in financing activities decreased ¥161.9 billion (54.2%) from the same period of the previous fiscal year to ¥137.0 billion. This decrease was due to, among other factors, a decrease in stock repurchases.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of September 30, 2014 totaled ¥989.5 billion, an increase of ¥5.0 billion (0.5%) from the end of the previous fiscal year.

	(Billions of yen)
	Six Months Ended September 30, 2013	Six Months Ended September 30, 2014	Change	Percent Change
Cash flows provided by operating activities	1,436.6	1,101.4	(335.2)	(23.3)%
Cash flows used in investing activities	(1,012.0)	(951.1)	60.9	6.0%
Cash flows used in financing activities	(298.9)	(137.0)	161.9	54.2%

(3) Qualitative Information Relating to Consolidated Results Forecasts

The NTT Group has re-evaluated its manner of service providing, and has been active in launching unprecedented new programs such as NTT DOCOMO’s “New Billing Plan” and NTT East and NTT West’s “Hikari Collaboration Model” with the objective of becoming a “Value Partner” that our customers continue to select. As a result, NTT Group has revised the forecasts for financial results as follows.

The forecast for NTT Group’s operating revenues has been revised downward by ¥190.0 billion from the initial forecast to ¥11,010.0 billion, due to the receipt of applications for NTT DOCOMO’s “New Billing Plan” from a larger than expected number of customers and at a faster rate than anticipated, and due to lower than expected revenues due to price reductions on certain devices.

In order to counter a decline in operating revenues, each NTT Group company, and NTT DOCOMO in particular, has accelerated cost cutting as much as possible. Nonetheless, the forecast for NTT Group’s operating income has been revised downward by ¥120.0 billion from the initial forecast to ¥1,095.0 billion.

For the assumptions used in the consolidated results forecasts and other related matters, please see page 22.

–  7  –

2. OTHERS

(1)	Change in significant consolidated subsidiaries during the six months ended September 30, 2014 that resulted in changes in the scope of consolidation: None

(2)	Adoption of accounting which is simplified or exceptional for quarterly consolidated financial statements: None

(3)	Change of accounting policy: None

–  8  –

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	September 30, 2014	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥989,452	¥4,989
Short-term investments	38,949	58,331	19,382
Notes and accounts receivable, trade	2,509,030	2,321,186	(187,844)
Allowance for doubtful accounts	(46,893)	(46,139)	754
Accounts receivable, other	345,197	383,553	38,356
Inventories	415,309	382,196	(33,113)
Prepaid expenses and other current assets	394,294	476,437	82,143
Deferred income taxes	220,662	207,353	(13,309)

Total current assets	4,861,011	4,772,369	(88,642)

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,882,847	(76,717)
Telecommunications service lines	15,408,604	15,512,992	104,388
Buildings and structures	6,060,129	6,073,155	13,026
Machinery, vessels and tools	1,949,903	1,950,869	966
Land	1,238,742	1,239,854	1,112
Construction in progress	359,014	389,604	30,590

	37,975,956	38,049,321	73,365
Accumulated depreciation	(28,136,268)	(28,333,579)	(197,311)

Net property, plant and equipment	9,839,688	9,715,742	(123,946)

Investments and other assets:
Investments in affiliated companies	521,634	500,804	(20,830)
Marketable securities and other investments	407,766	416,737	8,971
Goodwill	1,086,636	1,090,346	3,710
Software	1,309,912	1,252,321	(57,591)
Other intangible assets	401,194	374,443	(26,751)
Other assets	1,195,608	1,287,270	91,662
Deferred income taxes	661,500	658,059	(3,441)

Total investments and other assets	5,584,250	5,579,980	(4,270)

Total assets	¥20,284,949	¥20,068,091	¥(216,858)

–  9  –

	Millions of yen
	March 31, 2014	September 30, 2014	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥272,649	¥3,205
Current portion of long-term debt	425,351	418,537	(6,814)
Accounts payable, trade	1,540,249	1,130,554	(409,695)
Current portion of obligations under capital leases	16,929	17,627	698
Accrued payroll	448,061	418,052	(30,009)
Accrued taxes on income	256,994	175,515	(81,479)
Accrued consumption tax	47,376	100,699	53,323
Advances received	266,743	253,086	(13,657)
Other	405,677	433,698	28,021

Total current liabilities	3,676,824	3,220,417	(456,407)

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,504,345	20,672
Obligations under capital leases (excluding current portion)	35,951	35,067	(884)
Liability for employees’ retirement benefits	1,327,873	1,352,683	24,810
Accrued liabilities for point programs	130,466	115,273	(15,193)
Deferred income taxes	233,151	215,236	(17,915)
Other	446,293	478,317	32,024

Total long-term liabilities	5,657,407	5,700,921	43,514

Redeemable noncontrolling interests	25,912	25,725	(187)

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,010	2,842,726	15,716
Retained earnings	4,808,361	4,998,635	190,274
Accumulated other comprehensive income (loss)	94,966	66,885	(28,081)
Treasury stock, at cost	(156,933)	(159,464)	(2,531)

Total NTT shareholders’ equity	8,511,354	8,686,732	175,378

Noncontrolling interests	2,413,452	2,434,296	20,844

Total equity	10,924,806	11,121,028	196,222

Total liabilities and equity	¥20,284,949	¥20,068,091	¥(216,858)

–  10  –

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥794,482	¥730,377	¥(64,105)
Mobile voice related services	535,049	446,459	(88,590)
IP / packet communications services	1,863,808	1,838,370	(25,438)
Sale of telecommunication equipment	442,229	485,325	43,096
System integration	1,029,127	1,229,618	200,491
Other	601,375	643,519	42,144

	5,266,070	5,373,668	107,598

Operating expenses:
Cost of services (excluding items shown separately below)	1,149,202	1,163,625	14,423
Cost of equipment sold (excluding items shown separately below)	370,696	426,681	55,985
Cost of system integration (excluding items shown separately below)	736,640	865,342	128,702
Depreciation and amortization	919,120	911,104	(8,016)
Impairment loss	162	210	48
Selling, general and administrative expenses	1,434,234	1,415,782	(18,452)
Goodwill and other intangible asset impairments	2,989	—	(2,989)

	4,613,043	4,782,744	169,701

Operating income	653,027	590,924	(62,103)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(24,757)	(22,586)	2,171
Interest income	8,772	9,126	354
Other, net	38,736	14,693	(24,043)

	22,751	1,233	(21,518)

Income before income taxes and equity in earnings (losses) of affiliated companies	675,778	592,157	(83,621)

Income tax expense (benefit):
Current	265,863	193,971	(71,892)
Deferred	(7,969)	14,526	22,495

	257,894	208,497	(49,397)

Income before equity in earnings (losses) of affiliated companies	417,884	383,660	(34,224)

Equity in earnings (losses) of affiliated companies	6,114	2,458	(3,656)

Net income	423,998	386,118	(37,880)

Less – Net income attributable to noncontrolling interests	100,458	95,786	(4,672)

Net income attributable to NTT	¥323,540	¥290,332	¥(33,208)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,166,074,957	1,109,723,552
Net income attributable to NTT (Yen)	¥277.46	¥261.63

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥423,998	¥386,118	¥(37,880)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	17,177	9,466	(7,711)
Unrealized gain (loss) on derivative instruments	(3,469)	(289)	3,180
Foreign currency translation adjustments	70,840	(35,115)	(105,955)
Pension liability adjustments	6,028	(1,095)	(7,123)
Total other comprehensive income (loss)	90,576	(27,033)	(117,609)
Total comprehensive income (loss)	514,574	359,085	(155,489)
Less – Comprehensive income attributable to noncontrolling interests	115,930	96,834	(19,096)

Total comprehensive income (loss) attributable to NTT	¥398,644	¥262,251	¥(136,393)

–  11  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥403,510	¥362,864	¥(40,646)
Mobile voice related services	263,798	220,183	(43,615)
IP / packet communications services	923,301	916,087	(7,214)
Sale of telecommunication equipment	210,613	258,015	47,402
System integration	541,788	642,231	100,443
Other	313,943	334,071	20,128

	2,656,953	2,733,451	76,498

Operating expenses:
Cost of services (excluding items shown separately below)	592,558	604,170	11,612
Cost of equipment sold (excluding items shown separately below)	172,612	228,130	55,518
Cost of system integration (excluding items shown separately below)	400,039	452,204	52,165
Depreciation and amortization	462,626	448,554	(14,072)
Impairment loss	80	67	(13)
Selling, general and administrative expenses	722,012	707,381	(14,631)
Goodwill and other intangible asset impairments	2,925	—	(2,925)

	2,352,852	2,440,506	87,654

Operating income	304,101	292,945	(11,156)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,409)	(10,870)	1,539
Interest income	4,411	4,608	197
Other, net	23,591	(568)	(24,159)

	15,593	(6,830)	(22,423)

Income before income taxes and equity in earnings (losses) of affiliated companies	319,694	286,115	(33,579)

Income tax expense (benefit):
Current	145,956	95,559	(50,397)
Deferred	(25,994)	4,172	30,166

	119,962	99,731	(20,231)

Income before equity in earnings (losses) of affiliated companies	199,732	186,384	(13,348)

Equity in earnings (losses) of affiliated companies	2,654	3,819	1,165

Net income	202,386	190,203	(12,183)

Less – Net income attributable to noncontrolling interests	45,563	48,836	3,273

Net income attributable to NTT	¥156,823	¥141,367	¥(15,456)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,152,310,900	1,109,622,168
Net income attributable to NTT (Yen)	¥136.09	¥127.40

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥202,386	¥190,203	¥(12,183)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	6,509	5,752	(757)
Unrealized gain (loss) on derivative instruments	316	(2,144)	(2,460)
Foreign currency translation adjustments	16,105	(4,440)	(20,545)
Pension liability adjustments	3,049	(107)	(3,156)
Total other comprehensive income (loss)	25,979	(939)	(26,918)
Total comprehensive income (loss)	228,365	189,264	(39,101)
Less – Comprehensive income attributable to noncontrolling interests	50,577	52,266	1,689

Total comprehensive income (loss) attributable to NTT	¥177,788	¥136,998	¥(40,790)

–  12  –

(3) Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from operating activities:
Net income	¥423,998	¥386,118	¥(37,880)
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	919,120	911,104	(8,016)
Impairment loss	162	210	48
Deferred taxes	(7,969)	14,526	22,495
Goodwill and other intangible asset impairments	2,989	—	(2,989)
Losses on disposal of property, plant and equipment	37,477	41,643	4,166
Equity in (earnings) losses of affiliated companies	(6,114)	(2,458)	3,656
(Increase) decrease in notes and accounts receivable, trade	386,937	173,326	(213,611)
(Increase) decrease in inventories	(31,476)	10,570	42,046
(Increase) decrease in other current assets	(94,214)	(130,223)	(36,009)
Increase (decrease) in accounts payable, trade and accrued payroll	(251,502)	(280,450)	(28,948)
Increase (decrease) in accrued consumption tax	(10,033)	53,511	63,544
Increase (decrease) in advances received	3,890	(11,751)	(15,641)
Increase (decrease) in accrued taxes on income	8,233	(80,963)	(89,196)
Increase (decrease) in other current liabilities	15,166	12,190	(2,976)
Increase (decrease) in liability for employees’ retirement benefits	42,372	24,218	(18,154)
Increase (decrease) in other long-term liabilities	11,059	12,067	1,008
Other	(13,468)	(32,256)	(18,788)

Net cash provided by operating activities	¥1,436,627	¥1,101,382	¥(335,245)

–  13  –

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(750,327)	¥(728,862)	¥21,465
Payments for intangibles	(193,307)	(170,172)	23,135
Proceeds from sale of property, plant and equipment	20,281	16,352	(3,929)
Payments for purchase of non-current investments	(34,098)	(7,770)	26,328
Proceeds from sale and redemption of non-current investments	11,289	14,877	3,588
Acquisitions of subsidiaries, net of cash acquired	(35,063)	(21,064)	13,999
Payments for purchase of short-term investments	(44,544)	(45,408)	(864)
Proceeds from redemption of short-term investments	42,675	27,089	(15,586)
Other	(28,948)	(36,191)	(7,243)

Net cash used in investing activities	(1,012,042)	(951,149)	60,893

Cash flows from financing activities:
Proceeds from issuance of long-term debt	275,549	314,962	39,413
Payments for settlement of long-term debt	(350,292)	(300,456)	49,836
Proceeds from issuance of short-term debt	3,373,100	3,215,770	(157,330)
Payments for settlement of short-term debt	(3,222,508)	(3,214,599)	7,909
Dividends paid	(94,830)	(99,904)	(5,074)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(223,308)	(130)	223,178
Acquisition of treasury stock by subsidiaries	(5,058)	(8,598)	(3,540)
Other	(51,550)	(44,045)	7,505

Net cash used in financing activities	(298,897)	(137,000)	161,897

Effect of exchange rate changes on cash and cash equivalents	10,922	(8,244)	(19,166)

Net increase (decrease) in cash and cash equivalents	136,610	4,989	(131,621)
Cash and cash equivalents at beginning of period	961,433	984,463	23,030

Cash and cash equivalents at end of period	¥1,098,043	¥989,452	¥(108,591)

Cash paid during the period for:
Interest	¥25,453	¥23,155	¥(2,298)
Income taxes, net	¥258,719	¥320,667	¥61,948

–  14  –

(4) Going Concern Assumption

None

(5) Business Segments

SIX-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Regional communications business
External customers	1,538,409	1,482,234	(56,175)
Intersegment	210,743	224,478	13,735

Total	1,749,152	1,706,712	(42,440)

Long distance and international communications business
External customers	815,481	908,300	92,819
Intersegment	48,418	41,685	(6,733)

Total	863,899	949,985	86,086

Mobile communications business
External customers	2,179,057	2,153,457	(25,600)
Intersegment	19,914	19,519	(395)

Total	2,198,971	2,172,976	(25,995)

Data communications business
External customers	555,065	645,410	90,345
Intersegment	58,822	50,164	(8,658)

Total	613,887	695,574	81,687

Other business
External customers	178,058	184,267	6,209
Intersegment	424,575	411,462	(13,113)

Total	602,633	595,729	(6,904)

Elimination	(762,472)	(747,308)	15,164

Consolidated total	5,266,070	5,373,668	107,598

2.	Segment profit

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)
Segment profit
Regional communications business	75,617	77,857	2,240
Long distance and international communications business	61,485	56,393	(5,092)
Mobile communications business	470,620	397,797	(72,823)
Data communications business	6,431	27,543	21,112
Other business	30,455	24,383	(6,072)

Total segment profit	644,608	583,973	(60,635)

Elimination	8,419	6,951	(1,468)

Consolidated total	653,027	590,924	(62,103)

–  15  –

THREE-MONTH PERIOD ENDED SEPTEMBER 30

1.	Operating revenues

	(Millions of yen)
	Three months ended September 30, 2013	Three months ended September 30, 2014	Increase (Decrease)
Regional communications business
External customers	775,193	748,234	(26,959)
Intersegment	107,180	114,826	7,646

Total	882,373	863,060	(19,313)

Long distance and international communications business
External customers	423,610	464,318	40,708
Intersegment	24,290	20,791	(3,499)

Total	447,900	485,109	37,209

Mobile communications business
External customers	1,075,186	1,087,642	12,456
Intersegment	10,212	10,032	(180)

Total	1,085,398	1,097,674	12,276

Data communications business
External customers	286,047	334,610	48,563
Intersegment	34,560	25,086	(9,474)

Total	320,607	359,696	39,089

Other business
External customers	96,917	98,647	1,730
Intersegment	216,138	209,874	(6,264)

Total	313,055	308,521	(4,534)

Elimination	(392,380)	(380,609)	11,771

Consolidated total	2,656,953	2,733,451	76,498

2.	Segment profit

	(Millions of yen)
	Three months ended September 30, 2013	Three months ended September 30, 2014	Increase (Decrease)
Segment profit
Regional communications business	32,337	37,412	5,075
Long distance and international communications business	27,182	29,958	2,776
Mobile communications business	223,977	189,189	(34,788)
Data communications business	(656)	19,361	20,017
Other business	16,711	13,862	(2,849)

Total segment profit	299,551	289,782	(9,769)

Elimination	4,550	3,163	(1,387)

Consolidated total	304,101	292,945	(11,156)

–  16  –

(6) NTT Shareholders’ Equity

1. Dividends

Cash dividends paid

Resolution	The shareholders’ meeting on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

Cash dividends declared

Resolution	The Board of Directors’ meeting on November 7, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥99,866 million
Cash dividends per share	¥90
Record date	September 30, 2014
Date of payment	December 8, 2014

2. Treasury stock

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

On November 7, 2014, the board of directors revised its resolution above and resolved that NTT may acquire up to 51 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015.

(7) Subsequent events

NTT DOCOMO has announced its decision, adopted at its board of directors’ meeting held on October 31, 2014, to repurchase up to 138,469,879 shares of its outstanding common stock for an amount in total not exceeding ¥192,306 million from November 1, 2014 through March 31, 2015.

For information on NTT’s resolution with respect to stock repurchases, see note 6.

–  17  –

4. (Reference)

NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2014	September 30, 2014
ASSETS
Current assets:
Cash and bank deposits	10,308	12,127
Accounts receivable, trade	2,695	527
Supplies	220	256
Subsidiary deposits	2,340	221,049
Other	365,577	355,630

Total current assets	381,143	589,592

Fixed assets:
Property, plant and equipment	166,062	161,007
Intangible fixed assets	37,520	29,279
Investments and other assets
Investments in subsidiaries and affiliated companies	5,094,091	5,095,527
Long-term loans receivable to subsidiaries	1,579,922	1,422,022
Other	43,355	41,344

Total investments and other assets	6,717,369	6,558,894

Total fixed assets	6,920,952	6,749,180

TOTAL ASSETS	7,302,096	7,338,773

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  18  –

(Reference)

	Millions of yen
	March 31, 2014	September 30, 2014
LIABILITIES
Current liabilities:
Accounts payable, trade	249	15
Current portion of corporate bonds	139,998	149,990
Current portion of long-term borrowings	138,150	56,950
Short-term borrowings	150,000	—
Accrued taxes on income	13,077	1,010
Deposit received from subsidiaries	82,698	63,973
Other	62,999	24,631

Total current liabilities	587,173	296,572

Long-term liabilities:
Corporate bonds	1,006,277	856,317
Long-term borrowings	1,104,380	1,207,480
Long-term borrowings from subsidiaries	240,000	240,000
Liability for employees’ retirement benefits	32,773	30,336
Asset retirement obligations	1,390	1,371
Other	1,096	3,388

Total long-term liabilities	2,385,918	2,338,893

TOTAL LIABILITIES	2,973,091	2,635,465

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus	2,672,826	2,672,826
Earned surplus	873,705	1,252,168
Treasury stock	(156,932)	(159,464)

Total shareholders’ equity	4,327,549	4,703,479

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,455	(172)

Total unrealized gains (losses), translation adjustments, and others	1,455	(172)

TOTAL NET ASSETS	4,329,004	4,703,307

TOTAL LIABILITIES AND NET ASSETS	7,302,096	7,338,773

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  19  –

(Reference)

(2) Non-Consolidated Statements of Income

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Operating revenues	264,571	254,245
Operating expenses	66,628	63,941

Operating income	197,943	190,304

Non-operating revenues:
Interest income	10,914	9,716
Lease and rental income	5,671	5,321
Miscellaneous income	845	599

Total non-operating revenues	17,431	15,636

Non-operating expenses:
Interest expenses	7,639	7,263
Corporate bond interest expenses	7,872	7,334
Miscellaneous expenses	6,033	3,430

Total non-operating expenses	21,544	18,028

Recurring profit	193,829	187,913

Special profits	—	299,280

Income before income taxes	193,829	487,193

Income taxes	615	11,192

Net income	193,213	476,000

(Reference) Major components of operating revenues
Dividends received	195,031	188,086
Revenues from group management	9,250	9,252
Revenues from basic R&D	57,249	53,249

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  20  –

(Reference)

(3) Non-Consolidated Statements of Cash Flows

SIX-MONTH PERIOD ENDED SEPTEMBER 30

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Cash flows from operating activities:
Income before income taxes	193,829	487,193
Depreciation and amortization	19,200	17,899
Losses on disposal of property, plant and equipment	221	94
Dividends received	(195,031)	(188,086)
Gains on sales of investments in subsidiaries	—	(299,487)
Increase (decrease) in liability for employees’ retirement benefits	311	(2,437)
(Increase) decrease in accounts receivable	11,124	22,353
Increase (decrease) in accounts payable and accrued expenses	(5,444)	(2,915)
Increase (decrease) in accrued consumption tax	132	1,570
(Increase) decrease in other current assets	(26,873)	(13)
Increase (decrease) in deposit received from subsidiaries	(9,068)	(18,724)
Other	5,665	8,141

Sub-total	(5,932)	25,589

Interest and dividends received	206,701	198,052
Interest paid	(16,137)	(14,661)
Income taxes received (paid)	(9,012)	(62,810)

Net cash provided by operating activities	175,619	146,170

Cash flows from investing activities:
Payments for property, plant and equipment	(12,821)	(9,379)
Payments for purchase of investment securities	(25,624)	(1,765)
Proceeds from sale of investment securities	—	301,283
Payments for long-term loans	(100,000)	—
Proceeds from long-term loans receivable	149,900	209,100
Other	(3,030)	(86)

Net cash provided by investing activities	8,424	499,152

Cash flows from financing activities:
Proceeds from issuance of long-term debt	99,950	111,000
Payments for settlement of long-term debt	(149,900)	(229,100)
Net increase (decrease) in short-term borrowings	150,000	(184,003)
Payments for settlement of lease obligations	(21)	(21)
Dividends paid	(94,829)	(99,904)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(223,308)	(130)

Net cash used in financing activities	(218,109)	(402,159)

Effect of exchange rate changes on cash and cash equivalents	80	0

Net increase (decrease) in cash and cash equivalents	(33,985)	243,163

Cash and cash equivalents at beginning of period	123,856	15,023

Cash and cash equivalents at end of period	89,870	258,186

Notes:	1.	The above non-consolidated quarterly financial statements are exempt from auditor review for purposes of legal disclosure.
	2.	The above non-consolidated quarterly financial statements are prepared based on the “Regulation for Terminology, Forms and Preparation of Quarterly Financial Statements.”

–  21  –

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

–  22  –

Attachment

Nippon Telegraph and Telephone Corporation

November 7, 2014

NTT’s Shares and Shareholders (as of September 30, 2014)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies			Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
		Financial Institutions	Securities Firms		Non- Individuals	Individuals
Total Holders	4	243	66	6,293	1,238	834	775,455	784,133	—
Total Shares (Units)	4,052,308	1,708,641	147,252	147,239	3,165,155	5,029	2,126,066	11,351,690	1,528,235
%	35.70	15.05	1.30	1.30	27.88	0.04	18.73	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 270,801 units of treasury stock, and “Shares Representing Less Than One Unit” includes 53 shares of treasury stock. 27,080,153 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of September 30, 2014 was 27,079,853.
(2)	“Other Domestic Corporations” includes 151 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 185,786.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	394	171	799	895	21,452	50,284	710,138	784,133	—
%	0.05	0.02	0.10	0.11	2.74	6.41	90.56	100.00	—
Total Shares (Units)	9,283,759	116,189	166,815	58,347	329,239	305,166	1,092,175	11,351,690	1,528,235
%	81.78	1.02	1.47	0.51	2.90	2.69	9.62	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 270,801 units of treasury stock, and “Shares Representing Less Than One Unit” includes 53 shares of treasury stock.
(2)	“At Least 100 Units” includes 151 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	405,220	35.65
Japan Trustee Services Bank, Ltd. (Trust Account)	40,099	3.53
The Master Trust Bank of Japan, Ltd. (Trust Account)	31,705	2.79
Moxley and Co LLC	18,073	1.59
State Street Bank and Trust Company	10,677	0.94
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	9,256	0.81
NTT Employee Share-Holding Association	9,164	0.81
JP Morgan Chase Bank 385632	8,404	0.74
State Street Bank and Trust Company 505225	8,219	0.72
Japan Trustee Services Bank, Ltd. (Trust Account 1)	8,179	0.72

Total	549,000	48.30

Note: The Company’s holdings of treasury stock (27,079,853 shares) are not included in the above table.

–  23  –

Financial Results for the Six Months Ended September 30, 2014

November 7, 2014

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

*	“E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

*** “2Q” in this material represents the 6-month period beginning on April 1 and ending on September 30.

Financial Results for the Six Months Ended September 30, 2014

—1— Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2014/2Q Highlights

Operating Revenues increased for the fifth consecutive year due to the growth of overseas businesses.

Operating Income decreased due to a larger decrease in profit of the Mobile communications segment despite an increase in profit of the Regional communications segment and the Data communications segment.

(Billions of yen)

FY2014/2Q

FY2013/2Q

Change % Year-on-Year

Increase

year-on-year (Decrease)

Operating 5,373.7 +107.6 +2.0% 5,266.1

Revenues

Operating 4,782.7 +169.7 +3.7% 4,613.0

Expenses

Operating 590.9 (62.1) (9.5)% 653.0

Income

Net Income* 290.3 (33.2) (10.3)% 323.5

*	Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2014/2Q Highlights

Consolidated

Operating Income

(Billions of yen)

2Q FY

1,213.7 1,215.0

(Previous

forecast)

653.0 590.9

FY2013 FY2014

Global Revenues

(Billions of yen)

2Q FY

1,530.0

(Previous

1,196.0 forecast)

556.9 747.5

FY2013 FY2014

Operating Revenues increased for the fifth consecutive year, while Operating Income decreased Expansion of global cloud services

Cross-selling order volume: approximately $117 million

Promoting M&A

Proposal to acquire Oakton Limited, an Australia-based ICT service provider

NTT Group holds the largest data center space in the world

Overseas sales: + ¥190.6 billion increase year-on-year; growth of 29% when discounting the effects of the depreciating yen

Enhanced competitiveness of network services

Expansion of NTT’s user base

Number of new rate plan subscribers exceeded 9.43 million

Net increase of 1.19 million mobile phone subscribers from the end of FY2013 (0.95 million increase from FY2013/2Q)

18.45 million FLET’S Hikari subscribers (net increase of 0.40 million)

4.18 million Hikari TV and FLET’S TV subscribers (net increase of 0.20 million)

Cost reductions

Fixed-line and mobile access cost reductions: NTT achieved cost reductions of ¥90 billion yen during FY2014/2Q, out of its annual target of ¥190 billion

Shareholder Returns

NTT passed a resolution to increase the amount of cash available to repurchase shares of its common stock from ¥250.0 billion to ¥350.0 billion.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014/2Q Contributing Factors by Segment

- Regional communications business: Operating Income increased as a result of continued efforts to improve operational efficiency, despite the increased impact of FLET'S Hikari discounts.
- Long distance and international communication business: Although Operating Income decreased year-on-year, profit improvement in overseas businesses contributed to an increase in profit for the six-month period ended September 30.
- Mobile communications business: Operating Income decreased due to the increased impact of "Monthly Support" discount programs and the effect of new rate plans to decrease Operating Revenues.
- Data communications business: Operating Income increased due to the effect of reducing unprofitable transactions, in addition to the improvement of gross margin in conjunction with an increase in sales.


Operating Revenues
[year-on-year: +107.6]
(Billions of yen)
5,266.1
42.4
Regional communications business
86.1
Long distance and international communications business
26.0
Mobile communications business
81.7
Data communications business
6.9
Other business
15.2
Elimination of intersegment/Others
5,373.7
FY2013/2Q
FY2014/2Q


Operating Expenses
[year-on-year: +169.7]
4,613.0
44.7
Regional communications business
91.2
Long distance and international communications business
46.8
Mobile communications business
60.6
Data communications business
0.8
Other business
16.6
Elimination of intersegment/Others
4,782.7
FY2013/2Q
FY2014/2Q

Operating Income [year-on-year: (62.1)]

FY2013/2Q	Regional communications business	Long distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2014/2Q
653.0	↑ 2.2	↓ 5.1	↓ 72.8	↑ 21.1	↓ 6.1	↓ 1.5	590.9

Financial Results for the Six Months Ended September 30, 2014
—4—
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

Consolidated Forecasts for FY2014

Forecasts for both Operating Revenues and Operating Income have been adjusted due to the higher-than-expected spread of new rate plans

(Billions of yen)

FY2014

Forecasts % Progress

FY2014/2Q Compared to

Change FY2014

from Initial Forecasts

Forecasts

Operating Revenues 11,010.0 (190.0) 5,373.7 48.8%

Operating Expenses 9,915.0 (70.0) 4,782.7 48.2%

Operating Income 1,095.0 (120.0) 590.9 54.0%

Net Income* 529.0 (57.0) 290.3 54.9%

EPS(yen) 479.00 (57.00)

*	Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Six Months Ended September 30, 2014

— 5— Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Shareholders Returns

Share buybacks: NTT passed a resolution to increase the cash available to repurchase shares of its common stock from ¥250.0 billion to ¥350.0 billion.

Dividend: An annual dividend of ¥180 per share for FY2014

Share buybacks 406.5 (Billions of yen)

381.7 Up to

350.0

200.0

150.0

94.4 Up to

250.0

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 2014.11-2015.6

Dividend per share 180 (yen)

160 170

Payout ratio

140

120 120

110

90 38.2% 37.2%

37.6%

33.4%

32.3%

31.2%

19.5% 27.5%

FY2007 FY2008 FY2009 FY2010 FY2011 FY2012 FY2013 FY2014E

Financial Results for the Six Months Ended September 30, 2014

—6— Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Medium-Term Management Strategy,

“Towards the Next Stage” Update

Current Status of Medium-Term Management Strategy

Steady Progress in Transformation of NTT’s Business Structure

- Toward a multifaceted competitive model based on innovation and collaboration

- Transforming NTT itself as a “Value Partner”

I. “Global Cloud Services” as the Cornerstone of NTT’s Business Operations

Enable provision of fully-stacked, full-lifecycle services Plan to reach $15 billion in overseas sales volume in FY 2014

II. Comprehensively Strengthen Network Service Competitiveness

Comprehensively reduce cost in fixed and mobile access networks

Execute proactive initiatives such as NTT DOCOMO’s “New Billing Plan” and NTT East and NTT West’s “Hikari Collaboration Model”

EPS Growth Still in Progress

Focus on profit growth, which is still in progress despite the completion of a change in course towards a new direction

Restart for growth in profits

At the announcement of FY 2014 results,

NTT will upgrade its strategy to “Towards the Next Stage 2.0”

Financial Results for the Six Months Ended September 30, 2014 Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

“Towards the Next Stage 2.0”

Continuous Enhancement of Fundamental Business Strategies

I. Accelerate Speed of Profit Generation of “Global Cloud Services”

Continue to make anticipatory investments for profit growth Develop operations combining strengths of the whole group Accelerate the optimization of operations

II. Enhance Profitability of Network Services

Cut costs in all business processes

Provide value-added services through collaboration with various industry players

Expansion of B2B2X Business

Support business model transformation of our clients as a “Value Partner”

Create new business models with sophisticated Wi-Fi platforms

Contribute to the “Vitalization of Local Economies” by resolving various issues facing each local region

Support the innovation of various industry players in anticipation of 2020

Enhance NTT’s security business, essential for a safe and secure society

Earnings Per Share

Set new goals based on FY 2014 results

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

(Reference) Cybersecurity Training Initiatives

NTT

Strengthen NTT Group's Cybersecurity Training

- Develop capacity for approximately 10,000 domestic cybersecurity experts by 2020
  - Develop and deploy training programs throughout NTT Group

Contribute to Japan's Cybersecurity Training

- Establish a "Cyber-attack and Cyber-defense Technologies" course at Waseda University in April 2015
  - Expand to other universities subsequently through collaboration with participating companies
- Assist in providing an "Information Security for Complete Novices" course through "gacco*" in May 2015

*MOOC (Massive Open Online Courses) provided by NTT DOCOMO and NTT Knowledge Square

Strengthen NTT Group's Cybersecurity Training


Cybersecurity Experts (Domestic)
Approx. 2,500 people
Approx. 10,000 people
Present
2020
① Produce "Top Gun" class of experts
50-100 people
② Build-up of specialists
2,000 people
③ Raise the cybersecurity skill level of engineers
8,000 people

Financial Results for the Six Months Ended September 30, 2014
-9-
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number of subscribers

(Thousands)

FLET’S ADSL

FLET’S Hikari

Hikari Denwa

20,000

15,000

10,000

5,000

0

19,271 19,335 19,444 19,534 19,717 19,788 19,954

1,751 1,663 1,572 1,483 1,398 1,333 1,203

17,521 17,672 17,873 18,050 18,319 18,455 18,750

15,412 15,664 15,950 16,256 16,507 16,705 17,106

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2015.3E

Changes from the preceding quarter

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 4-9

FLET’S Hikari*1 220 152 200 178 269 136 405 750 700

Number of opened connections*2 870 707 743 811 879 683 1,562 3,131 3,000

FLET’S ADSL (98) (88) (91) (89) (85) (65) (150) (365) (280)

Hikari Denwa *3 242 252 287 305 251 199 450 1,087 850

*1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

*2 Number of opened connections excludes openings due to relocations.

*3 Number of Hikari Denwa subscribers is presented in thousands of channels.

Financial Results for the Six Months Ended September 30, 2014 —10— Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers

Xi

FOMA

(Thousands)

70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

61,623 61,772 62,182 63,105 63,566 64,295 67,000

14,198 16,398 19,021 21,965 24,043 26,215 29,700

47,425 45,374 43,160 41,140 39,523 38,080 37,300

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2015.3E

Changes from the preceding quarter

(Thousands)

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9 4-9

Xi+FOMA 87 149 410 924 461 729 1,190 1,569 3,900

* The number of communication module service subscribers is included in FOMA subscribers.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)*

NTT East

Optional Service

Basic Monthly Charge

(Yen)

6,000 5,750 5,680 5,650 5,570 5,460 5,450 5,660 5,500

4,000 1,760 1,760 1,790 1,770 1,770 1,750 1,770 1,800

2,000 3,990 3,920 3,860 3,800 3,690 3,700 3,890 3,700

0

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9

NTT West

(Yen)

6,000 5,840 5,850 5,580 5,800 5,750 5,700 5,830 5,720

4,000 1,770 1,790 1,820 1,810 1,810 1,800 1,800 1,830

2,000 4,070 4,060 4,030 3,990 3,940 3,900 4,030 3,890

0

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9

* FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Please see page 26 regarding the calculation of ARPU.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

ARPU Progress of Broadband of Mobile Services Broadband Services

(Xi, FOMA)*

Smart ARPU

Packet ARPU

Voice ARPU

(Yen) 5,000 4,000 3,000 2,000 1,000 0

4,680 470 2,720 1,490

4,680 500 2,720,1,490

4,610 510 2,700 1,400

4,460 520 2,680 1,260

4,450 530 2,670 1,250

4,370 560 2,620 1,190

4,610 500 2,700 1,410

4,350 570 2,600 1,180

FY2013 FY2014 FY2013 FY2014E

4-6 7-9 10-12 1-3 4-6 7-9

* NTT DOCOMO‘s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for the three months ended Jun. 30, 2013 (from Apr. to Jun., 2013), the three months ended Sep. 30, 2013 (from Jul. to Sep., 2013), the three months ended Dec. 31, 2013 (from Oct. to Dec., 2013), the three months ended Mar. 31, 2014 (from Jan. to Mar., 2014), the year ended Mar. 31, 2014 and the three months ended Jun. 30, 2014 (from Apr. to Jun., 2014) presented above have also been changed.

Please see page 26 regarding the calculation of ARPU.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Number Progress of Broadband of Subscribers Services for Video Services

(thousands)

FLEET’S TV*

Hikari TV

5,000 4,000 3,000 2,000 1,000 0

3,552 3,692 3,841 3,984 4,086 4,183 4,546

1,032 1,067 1,113 1,161 1,209 1,256 1,346

2,520 2,625 2,727 2,823 2,877 2,927 3,200

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 FY2014E

* “FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s “Opticast Facility Use Services” broadcast service.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT



(Billions of yen)
FY2014/2Q
FY2014E
Operating Revenues
↓8.7
(1.0)%
Progress 49.2%
879.9
Voice Transmission Services (25.4)
IP Services (2.6)
Others +19.3
871.2
FY2013/2Q
FY2014/2Q
↓2.8
(0.2)%
Same as Initial Forecast
1,773.8
Voice Transmission Services (54.3)
IP Services (1.3)
Others +52.8
1,771.0
FY2013
FY2014E
Operating Expenses
↓15.0
(1.8)%
Progress 48.3%
826.9
Personnel expenses (3.6)
Expenses for purchase of goods and services and other expenses (15.6)
Depreciation expenses and loss on disposal of assets +4.2
811.8
FY2013/2Q
FY2014/2Q
↓26.0
(1.5)%
Same as Initial Forecast
1,707.0
Personnel expenses (4.9)
Expenses for purchase of goods and services and other expenses (24.2)
Depreciation expenses and loss on disposal of assets +3.1
1,681.0
FY2013
FY2014E
Operating Income
↑6.2
+11.8%
Progress 65.9%
53.0
59.3
↑23.2
+34.9%
Same as Initial Forecast
66.7
90.0

Financial Results for the Six Months Ended September 30, 2014

—15—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ NTT West Results (JPN Financial GAAP Non-Consolidated) Results

(Billions of yen)

FY2014/2Q FY2014E

7.6 Same as

Operating 6.3 (0.5)% Initial Forecast

Revenues (0.8)% Progress 49.1%

1,589.6 1,582.0

782.8 776.4 Voice Transmission Services (50.3)

Voice Transmission Services (25.4) IP Services +13.3

IP Services +5.8 Others +29.3

Others +13.1

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating Expenses

4.0 (0.5)% Progress 49.1% 26.2 (1.7)% Same as Initial Forecast

763.4

Personnel expenses (1.1)

Expenses for purchase of goods and services and other expenses (3.0)

Depreciation expenses and loss on disposal of assets +0.1

759.4

1,573.2

Personnel expenses +0.5

Expenses for purchase of goods and services and other expenses (27.8)

Depreciation expenses and loss on disposal of assets +1.1

1,547.0

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating Income

Progress Same as

2.3 48.7% 18.6 Initial Forecast

19.3 (11.9)% 17.0 16.3 +113.7% 35.0

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ NTT Communications Results

(JPN GAAP Non-Consolidated) Financial Results

(Billions of yen)

FY2014/2Q FY2014E

34.0

Operating 16.7 (3.6)% Same as

Revenues (3.7)% Progress Initial Forecast

48.3%

944.0 910.0

455.9 Cloud Computing Platforms +6.5 439.2 Cloud Computing Platforms +13.0

Data Networks (11.5) Data Networks (20.5)

Voice Communications (12.8) Voice Communications (20.4)

Solution Services +0.0 Solution Services (8.6)

Others +1.1 Others +2.4

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating 23.5 Same as

Expenses 4.4 Progress (2.8)% Initial Forecast

(1.1)% 48.5%

395.8 Personnel expenses (0.9) 391.4 830.5 Personnel expenses (2.3) 807.0

Expenses for purchase of goods (2.9) Expenses for purchase of goods (22.2)

and services and other expenses and services and other expenses

Depreciation expenses and loss (0.4) Depreciation expenses and loss +1.0 on disposal of assets on disposal of assets

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating

Income Progress Same as

12.2 46.4% 10.4 Initial Forecast

60.0 (20.5)% 47.7 113.4 (9.2)% 103.0

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ NTT DOCOMO Results (U.S GAAP Consolidated) Financial Results

(Billions of yen)

FY2014/2Q FY2014E

61.2

Decrease of 190

Operating 26.0 (1.4)% from Initial Forecast

Revenues Progress

(1.2)% 49.4%

4,461.2 4,400.0

2,199.0 2,173.0

FY2013/2Q FY2014/2Q FY2013 FY2014E

128.0 Decrease of 70

Operating from Initial Forecast

Expenses 47.6 Progress +3.5%

+2.8% 47.0%

1,725.8 1,773.4 3,642.0 3,770.0

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating

Income Progress Decrease of 120

73.6 63.4% 189.2 from Initial Forecast

473.2 (15.5)% 399.6 819.2 (23.1)% 630.0

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ NTT DATA Results (JPN Financial GAAP Consolidated) Results

(Billions of yen)

FY2014/2Q FY2014E

116.2 Same as

Initial Forecast

Operating 82.8 Progress +8.6%

Revenues 47.7%

+13.5%

1,343.7 1,460.0

613.0 695.8

FY2013/2Q FY2014/2Q FY2013 FY2014E

93.8 Same as

Operating Initial Forecast

Expenses 63.4 Progress +7.3%

49.0%

+10.4%

610.3 673.8 1,281.1 1,375.0

FY2013/2Q FY2014/2Q FY2013 FY2014E

Operating

Income Progress Same as

19.3 25.9% 22.4 Initial Forecast

2.6 —% 22.0 62.5 +35.8% 85.0

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

FY2013/2Q (Billions of yen)

39.2 5.6

Pension (actuarial difference, etc.): 9.5

608.2

NTT (Holding Company): 2.9 Depreciation of engineering facilities: (13.0) 653.0

NTT URBAN DEVELOPMENT (Consolidated): 17.8 Adjustments between operating and non-

NTT COMWARE: (0.1) operating items, including eliminations, etc.

NTT FINANCE (Consolidated): 9.0

Outsourcing companies (East): 3.6

Outsourcing companies (West): (4.4)

Other companies: 10.3

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income dividends received by NTT (Holding Company))

(JPN GAAP) adjustments (U.S. GAAP)

FY2014/2Q

53.6 8.5

Pension (actuarial difference, etc): 9.4

545.7 NTT (Holding Company): 2.2 Depreciation of engineering facilities: (10.8) 590.9

Adjustments between operating and non-operating

NTT URBAN DEVELOPMENT (Consolidated): 13.2 items, including eliminations, etc.

NTT COMWARE: 0.4

NTT FINANCE (Consolidated): 9.8

Outsourcing companies (East): 5.3

Outsourcing companies (West): 4.7

Other companies: 17.8

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income dividends received by NTT (Holding Company))

(JPN GAAP) adjustments (U.S. GAAP)

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from

operating activities investing activities (A) + (B) financing activities

(A) (B)

(Billions of yen)

2,000 1,000 0 (1,000) (2,000)

1,436.6 1,101.4 (289.9) (137.0) (1,012.0) (951.1)

FY2013/2Q FY2014/2Q

424.6 150.2

(274.4)

+60.9

(335.2)

+161.9

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Appendices Capital Investment

1,907.5 (Billions of yen)

[1,970.0]*

1,795.7

[1,892.8]* 1,750.0

[1,890.0]*

857.1

[884.1]* 788.2

[824.6]* 726.4 292.5

FY2012/2Q

[753.5]*

FY2013/2Q FY2014/2Q

FY2012 FY2013 FY2014E

Other

NTT DATA (Consolidated)

NTT Communciations

NTT West

NTT East

NTT DOCOMO (Consolidated)

*	Figures in [ ] include investments related to real estate and solar power generation operations.

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

FY2014/2Q Details of Financial Results (Per Item)

Operating Fixed IP/packet : (11.4) (Billions of yen)

Revenues [ year-on-year+107.6] Mobile IP/packet : (14.2)

SI revenues and sales Other : +0.1

of telecommunications

equipment

Voice related 243.6 Other revenues

services revenues 25.4 42.1

152.7 Systems Integration IP/packet

Fixed voice communications

Telecommunications services revenues

5,266.1 Mobile voice equipment 5,373.7

Fixed voice : (64.1) Systems Integration : +200.5

Mobile voice : (88.6) Telecommunications equipment (Fixed-line) : +0.2

Telecommunications equipment (Mobile) : +42.8

FY2013/2Q FY2014/2Q

Operating

Expenses [year-on-year+169.7]

36.5 3.5

143.3 Personnel expenses Other expenses

6.7

Expenses for purchase

4,613.0 Depreciation of goods and services 4,782.7

expenses and loss on and other expenses

disposal

of assets

FY2013/2Q FY2014/2Q

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices Details of Consolidated Balance Sheet

March 31, 2014

20,284.9

Liabilities

Assets 9,334.2

20,284.9

Interest-Bearing

Debt

4,200.0

Liability for Employees’

Depreciable Assets Retirement Benefits

(property, plant and 1,327.9

equipment)

8,241.9 Other

25.9

Equity

10,924.8

Deferred Tax Assets

(non-current)

661.5 Treasury Stock

(156.9)

(Billions of yen)

September 30, 2014

20,068.1

Liabilities

Assets 8,921.3

20,068.1 [(412.9)]

[(216.9)] Interest-Bearing

Debt

4,233.8

[+33.8]

Liability for Employees’

Depreciable Assets Retirement Benefits

(property, plant and 1,352.7

equipment) [+24.8]

8,086.3 Other

[(155.6)] 25.7 [(0.2)]

Equity

11,121.0

Deferred Tax [+196.2]

Assets Treasury Stock

(non-current) (159.5)

658.1 [(2.5)]

[(3.4)]

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries' Financial Results for FY2014/2Q

NTT

(Billions of yen)

	NTT Consolidated (1) (U.S. GAAP)	NTT (Holding Company) Non-Consolidated (JPN GAAP)	NTT East Non-Consolidated (JPN GAAP)	NTT West Non-Consolidated (JPN GAAP)	NTT Com Non-Consolidated (JPN GAAP)	NTT DOCOMO Consolidated (U.S. GAAP)	NTT DATA Consolidated (JPN GAAP)
Operating Revenues	**5,373.7**	**254.2**	**871.2**	**776.4**	**439.2**	**2,173.0**	**695.8**
Change year-on-year	107.6	(10.3)	(8.7)	(6.3)	(16.7)	(26.0)	82.8
(% change)	2.0%	(3.9)%	(1.0)%	(0.8)%	(3.7)%	(1.2)%	13.5%
Forecasts for FY2014	11,010.0	412.0	1,771.0	1,582.0	910.0	4,400.0	1,460.0
(% progress)	48.8%	61.7%	49.2%	49.1%	48.3%	49.4%	47.7%
Operating Expenses	**4,782.7**	**63.9**	**811.8**	**759.4**	**391.4**	**1,773.4**	**673.8**
Change year-on-year	169.7	(2.6)	(15.0)	(4.0)	(4.4)	47.6	63.4
(% change)	3.7%	(4.0)%	(1.8)%	(0.5)%	(1.1)%	2.8%	10.4%
Forecasts for FY2014	9,915.0	140.0	1,681.0	1,547.0	807.0	3,770.0	1,375.0
(% progress)	48.2%	45.6%	48.3%	49.1%	48.5%	47.0%	49.0%
Operating Income	**590.9**	**190.3**	**59.3**	**17.0**	**47.7**	**399.6**	**22.0**
Change year-on-year	(62.1)	(7.6)	6.2	(2.3)	(12.2)	(73.6)	19.3
(% change)	(9.5)%	(3.9)%	11.8%	(11.9)%	(20.5)%	(15.5)%	—
Forecasts for FY2014	1,095.0	272.0	90.0	35.0	103.0	630.0	85.0
(% progress)	54.0%	70.0%	65.9%	48.7%	46.4%	63.4%	25.9%
Income Before Income Taxes (2)	**592.2**	**187.9**	**74.9**	**13.9**	**62.0**	**404.1**	**19.5**
Change year-on-year	(83.6)	(5.9)	7.9	(11.6)	(10.1)	(77.7)	18.2
(% change)	(12.4)%	(3.1)%	11.9%	(45.4)%	(14.1)%	(16.1)%	—
Forecasts for FY2014	1,075.0	268.0	103.0	28.0	113.0	639.0	75.0
(% progress)	55.1%	70.1%	72.7%	49.9%	54.9%	63.2%	26.1%
Net Income	**290.3** (3)	**476.0**	**46.8**	**6.3**	**40.7**	**259.5** (4)	**7.1**
Change year-on-year	(33.2)	282.7	4.2	(9.7)	(12.6)	(40.9)	10.8
(% change)	(10.3)%	146.4%	10.0%	(60.4)%	(23.7)%	(13.6)%	—
Forecasts for FY2014	529.0	558.0	62.0	19.0	72.0	420.0	37.0
(% progress)	54.9%	85.3%	75.6%	33.6%	56.6%	61.8%	19.3%

(1) NTT has 906 consolidated subsidiaries and accounts for 125 companies under the equity method.
(2) "Income Before Income Taxes" for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits.
(3) "Net Income" for NTT Consolidated represents "Net income attributable to NTT, excluding noncontrolling interests."
(4) "Net Income" for NTT DOCOMO represents "Net income attributable to NTT DOCOMO, excluding noncontrolling interests."

Financial Results for the Six Months Ended September 30, 2014
—25—
Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

For a complete discussion on the calculation of ARPU, please see the “Supplementary Data for the Six Months Ended September 30, 2014.”

Notes:

(1) FLET’S Hikari ARPU of NTT East and NTT West is calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

- “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(2) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(3)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“Xi”+“FOMA”) = Voice ARPU (“Xi”+“FOMA”) + Packet ARPU (“Xi”+“FOMA”) + Smart ARPU (“Xi”+“FOMA”).

- NTT DOCOMO’s Voice ARPU (“Xi”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+“FOMA” services, our Packet ARPU (“Xi”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+“FOMA” services, and our Smart ARPU (“Xi”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(4) Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in the Mobile Aggregate ARPU calculation.

(5) NTT DOCOMO‘s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for the three months ended Jun. 30, 2013 (from Apr. to Jun., 2013), the three months ended Sep. 30, 2013 (from Jul. to Sep., 2013), the three months ended Dec. 31, 2013 (from Oct. to Dec., 2013), the three months ended Mar. 31, 2014 (from Jan. to Mar., 2014), the year ended Mar. 31, 2014 and the three months ended Jun. 30, 2014 (from Apr. to Jun., 2014) have also been changed.

(6)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- FY Results : Sum of number of active subscribers* for each month from April to March

- FY (Previously Announced Forecast): Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12.

- FY (Revised Forecast): Sum of the sum of actual number of active subscribers at the end of each month from April to September and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at September 30, 2014 + number of expected subscribers at March 31, 2015)/2)x6.

(7)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

- 1Q Results: Sum of number of active subscribers* for each month from April to June

- 2Q Results: Sum of number of active subscribers* for each month from July to September

- 3Q Results: Sum of number of active subscribers* for each month from October to December

- 4Q Results: Sum of number of active subscribers* for each month from January to March

- FY (Previously Announced Forecast) and FY (Revised Forecast): Sum of expected number of active subscribers* for each month from April to March.

*Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Six Months Ended September 30, 2014

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

November 7, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2014

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the six months ended September 30, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2015

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	September 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	474,554	450,579	(23,975)
Antenna facilities	4,325	4,201	(124)
Terminal equipment	45,756	41,515	(4,240)
Local line facilities	862,315	852,523	(9,791)
Long-distance line facilities	4,107	3,901	(206)
Engineering facilities	612,405	604,996	(7,408)
Submarine line facilities	1,421	1,262	(158)
Buildings	438,137	426,787	(11,350)
Construction in progress	19,885	19,678	(206)
Other	259,440	252,692	(6,748)
Total property, plant and equipment	2,722,349	2,658,139	(64,210)
Intangible fixed assets	88,386	84,504	(3,882)
Total fixed assets - telecommunications businesses	2,810,736	2,742,643	(68,092)
Investments and other assets
Other investments and assets	213,889	212,160	(1,729)
Allowance for doubtful accounts	(1,030)	(963)	67
Total investments and other assets	212,859	211,197	(1,661)
Total fixed assets	3,023,595	2,953,840	(69,754)

Current assets:
Cash and bank deposits	25,765	17,851	(7,913)
Notes receivable	171	—	(171)
Accounts receivable, trade	238,999	221,716	(17,282)
Supplies	33,852	34,758	905
Other current assets	233,804	183,191	(50,612)
Allowance for doubtful accounts	(622)	(602)	20
Total current assets	531,969	456,916	(75,053)

TOTAL ASSETS	3,555,565	3,410,757	(144,808)

	(Millions of yen)
	March 31, 2014	September 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	548,775		545,355	(3,420)
Liability for employees’ retirement benefits	231,328		233,756	2,427
Reserve for point services	7,074		10,100	3,026
Reserve for unused telephone cards	11,082		10,405	(676)
Allowance for environmental measures	4,511		10,740	6,228
Asset retirement obligations	1,110		1,119	8
Other long-term liabilities	9,601		9,361	(240)
Total long-term liabilities	813,483		820,837	7,354
Current liabilities:
Current portion of long-term borrowings from parent company	127,420		7,130	(120,290)
Accounts payable, trade	77,246		44,967	(32,278)
Accrued taxes on income	5,746	*	8,100	2,354
Allowance for environmental measures	—		1,701	1,701
Asset retirement obligations	149		16	(133)
Other current liabilities	362,264		342,941	(19,322)
Total current liabilities	572,826		404,858	(167,968)

TOTAL LIABILITIES	1,386,310		1,225,696	(160,614)

NET ASSETS
Shareholders’ equity:
Common stock	335,000		335,000	—
Capital surplus	1,499,726		1,499,726	—
Earned surplus	333,740		349,216	15,475
Total shareholders’ equity	2,168,467		2,183,943	15,475
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	787		1,118	330
Total unrealized gains (losses), translation adjustments, and others	787		1,118	330

TOTAL NET ASSETS	2,169,255		2,185,061	15,805

TOTAL LIABILITIES AND NET ASSETS	3,555,565		3,410,757	(144,808)

Note:	*NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013		Six months ended September 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		818,629	*[1]	811,673	(6,956)	1,630,523
Operating expenses		772,282	*[1]	759,372	(12,910)	1,577,823
Operating income from telecommunications businesses		46,346		52,300	5,953	52,699

Supplementary businesses:
Operating revenues		61,335		59,534	(1,801)	143,286
Operating expenses		54,627		52,497	(2,129)	129,271
Operating income from supplementary businesses		6,708		7,036	328	14,014
Operating income		53,054		59,337	6,282	66,714

Non-operating revenues:
Interest income		30		29	(1)	77
Dividends received		3,643		6,360	2,716	3,690
Lease and rental income		22,297		—	(22,297)	44,296
Gains on sales of fixed assets		1,268		8,336	7,068	5,973
Miscellaneous income		1,375		6,159	4,783	3,991
Total non-operating revenues		28,614		20,885	(7,729)	58,027

Non-operating expenses:
Interest expenses		3,687		3,134	(553)	7,203
Lease and rental expenses		10,481		—	(10,481)	23,253
Miscellaneous expenses		565		2,184	1,619	2,536
Total non-operating expenses		14,734		5,319	(9,415)	32,993
Recurring profit		66,935		74,903	7,968	91,749
Special losses		3,382		7,930	4,547	8,292
Income before income taxes		63,552		66,973	3,421	83,457
Income taxes	*[2]	20,937	*[2]	20,091	(846)	29,501
Net income		42,614		46,882	4,268	53,956

Notes:	*1 “Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses for the six months ended September 30, 2014.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 21,884 million yen and 9,081 million yen, respectively, for the six months ended September 30, 2014.

*2 NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	265,303	239,814	(25,488)	(9.6)	518,346
Monthly charge revenues*	192,921	176,310	(16,610)	(8.6)	378,089
Call rates revenues*	21,748	18,521	(3,227)	(14.8)	42,044
Interconnection call revenues*	32,504	28,294	(4,210)	(13.0)	63,210
IP services revenues	420,802	418,179	(2,623)	(0.6)	841,334
Leased circuit services revenues (excluding IP services revenues)	59,548	57,053	(2,494)	(4.2)	117,286
Telegram services revenues	7,323	6,789	(534)	(7.3)	14,951
Other telecommunications services revenues	65,651	89,836	24,184	36.8	138,604

Telecommunications total revenues	818,629	811,673	(6,956)	(0.8)	1,630,523

Supplementary business total revenues	61,335	59,534	(1,801)	(2.9)	143,286

Total operating revenues	879,964	871,207	(8,757)	(1.0)	1,773,809

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Year ended March 31, 2014
Cash flows from operating activities:
Income before income taxes	63,552	66,973	3,421	83,457
Depreciation and amortization	185,210	184,268	(941)	372,285
Loss on disposal of property, plant and equipment	6,616	6,472	(143)	23,031
Increase (decrease) in liability for employees’ retirement benefits	8,521	2,427	(6,094)	8,858
(Increase) decrease in accounts receivable	27,415	6,837	(20,578)	18,301
(Increase) decrease in inventories	87	(2,957)	(3,044)	484
Increase (decrease) in accounts payable and accrued expenses	(68,999)	(88,185)	(19,186)	(28,439)
Increase (decrease) in accrued consumption tax	(3,214)	7,426	10,641	(3,721)
Other	(22,190)	36,128	58,318	755

Sub-total	196,999	219,392	22,392	475,013
Interest and dividends received	3,672	6,389	2,716	3,767
Interest paid	(4,191)	(3,344)	847	(7,810)
Income taxes received (paid)	(18,122)	(20,041)	(1,918)	(21,779)

Net cash provided by (used in) operating activities	178,358	202,395	24,037	449,190
Cash flows from investing activities:
Payments for property, plant and equipment	(195,182)	(155,401)	39,781	(362,549)
Proceeds from sale of property, plant and equipment	1,639	9,940	8,301	7,679
Payments for purchase of investment securities	(167)	(50)	117	(167)
Proceeds from sale of investment securities	209	186	(22)	358
Other	(5,107)	(72)	5,035	(7,373)

Net cash provided by (used in) investing activities	(198,609)	(145,395)	53,213	(362,051)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,000	—	(100,000)	100,000
Payments for settlement of long-term debt	(114,077)	(123,710)	(9,632)	(168,155)
Payments for settlement of lease obligations	(302)	(284)	18	(599)
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(47,880)	(157,494)	(109,613)	(102,255)
Net increase (decrease) in cash and cash equivalents	(68,131)	(100,494)	(32,363)	(15,116)
Cash and cash equivalents at beginning of period	138,901	123,785	(15,116)	138,901

Cash and cash equivalents at end of period	70,770	23,291	(47,479)	123,785

5. Revised Forecasts for the Fiscal Year Ending March 31, 2015

Based on its recent business performance, NTT East has revised its financial results forecasts that were announced in the financial results release filed on May 13, 2014 for the fiscal year ending March 31, 2015, as follows.

	(Billions of yen)
	Year Ending March 31, 2015 (Forecasts Previously Announced on May 13, 2014)	Year Ending March 31, 2015 (Revised Forecasts)	Change
Operating Revenues	1,771.0	1,771.0	—
Operating Income	90.0	90.0	—
Recurring Profit	90.0	103.0	13.0
Net Income	58.0	62.0	4.0

Note:	The financial results forecasts and projected figures concerning the future performance of NTT East contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT East and its parent NTT in light of information currently available to them regarding NTT, NTT East and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT East and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 7, 2014

FOR IMMEDIATE RELEASE

Financial Statements for the Six Months Ended September 30, 2014

The financial results of Nippon Telegraph and Telephone West Corporation (NTT West) for the six months ended September 30, 2014 are presented in the following attachments.

(Attachments)

1.	Non-Consolidated Comparative Balance Sheets

2.	Non-Consolidated Comparative Statements of Income

3.	Business Results (Non-Consolidated Operating Revenues)

4.	Non-Consolidated Comparative Statements of Cash Flows

5.	Revised Forecasts for the Fiscal Year Ending March 31, 2015

For inquiries, please contact:

Takashi Sasaki or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	September 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	446,003	422,814	(23,188)
Antenna facilities	6,212	6,272	59
Terminal equipment	18,194	17,939	(255)
Local line facilities	956,384	962,320	5,936
Long-distance line facilities	2,432	2,291	(141)
Engineering facilities	551,357	544,928	(6,429)
Submarine line facilities	3,067	2,762	(305)
Buildings	363,292	351,112	(12,180)
Construction in progress	17,498	23,005	5,506
Other	224,347	220,058	(4,288)
Total property, plant and equipment	2,588,791	2,553,505	(35,286)
Intangible fixed assets	74,244	70,552	(3,691)
Total fixed assets - telecommunications businesses	2,663,036	2,624,057	(38,978)
Investments and other assets
Other investments and assets	161,563	156,931	(4,632)
Allowance for doubtful accounts	(551)	(580)	(29)
Total investments and other assets	161,012	156,350	(4,662)
Total fixed assets	2,824,048	2,780,408	(43,640)

Current assets:
Cash and bank deposits	33,273	27,716	(5,557)
Notes receivable	443	112	(331)
Accounts receivable, trade	201,606	171,669	(29,936)
Supplies	35,234	32,752	(2,481)
Other current assets	170,958	154,338	(16,619)
Allowance for doubtful accounts	(518)	(481)	36
Total current assets	440,998	386,107	(54,890)

TOTAL ASSETS	3,265,047	3,166,516	(98,530)

	(Millions of yen)
	March 31, 2014	September 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	884,427		781,627	(102,800)
Liability for employees’ retirement benefits	228,337		231,245	2,907
Reserve for point services	7,178		6,420	(758)
Reserve for unused telephone cards	10,480		9,840	(640)
Allowance for environmental measures	5,721		13,694	7,972
Asset retirement obligations	342		346	4
Other long-term liabilities	7,425		6,814	(611)
Total long-term liabilities	1,143,913		1,049,987	(93,925)
Current liabilities:
Current portion of long-term borrowings from parent company	157,370		176,460	19,090
Accounts payable, trade	61,883		45,950	(15,933)
Short-term borrowings	72,000		93,000	21,000
Accrued taxes on income	1,133	*	721	(411)
Allowance for environmental measures	2,370		1,087	(1,282)
Asset retirement obligations	4		—	(4)
Other current liabilities	324,630		308,293	(16,336)
Total current liabilities	619,391		625,513	6,122

TOTAL LIABILITIES	1,763,305		1,675,501	(87,803)

NET ASSETS
Shareholders’ equity:
Common stock	312,000		312,000	—
Capital surplus	1,170,054		1,170,054	—
Earned surplus	19,272		8,393	(10,879)
Total shareholders’ equity	1,501,326		1,490,447	(10,879)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	415		566	151
Total unrealized gains (losses), translation adjustments, and others	415		566	151

TOTAL NET ASSETS	1,501,742		1,491,014	(10,727)

TOTAL LIABILITIES AND NET ASSETS	3,265,047		3,166,516	(98,530)

Note:	*NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013		Six months ended September 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		715,300	*[1]	709,485	(5,814)	1,425,666
Operating expenses		702,875	*[1]	699,884	(2,991)	1,423,424
Operating income from telecommunications businesses		12,424		9,601	(2,823)	2,241

Supplementary businesses:
Operating revenues		67,525		66,974	(551)	163,934
Operating expenses		60,615		59,545	(1,069)	149,795
Operating income from supplementary businesses		6,910		7,429	518	14,138
Operating income		19,334		17,030	(2,304)	16,379

Non-operating revenues:
Interest income		11		2	(8)	17
Dividends received		1,881		1,339	(542)	1,902
Lease and rental income		18,115		—	(18,115)	35,907
Gains on sales of fixed assets		71		797	725	1,456
Miscellaneous income		992		995	2	2,397
Total non-operating revenues		21,073		3,134	(17,938)	41,680

Non-operating expenses:
Interest expenses		6,775		6,025	(750)	13,212
Lease and rental expenses		7,918		—	(7,918)	16,755
Miscellaneous expenses		123		172	49	2,030
Total non-operating expenses		14,816		6,197	(8,619)	31,998
Recurring profit		25,591		13,967	(11,623)	26,061
Special losses		6,087		7,972	1,885	6,087
Income before income taxes		19,503		5,994	(13,509)	19,973
Income taxes	*[2]	3,401	*[2]	(386)	(3,788)	1,266
Net income		16,102		6,381	(9,720)	18,707

Notes:	*1 “Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses for the six months ended September 30, 2014.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 17,735 million yen and 7,928 million yen, respectively, for the six months ended September 30, 2014.

*2 NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	267,519	242,107	(25,411)	(9.5)	523,300
Monthly charge revenues*	193,424	177,261	(16,163)	(8.4)	379,607
Call rates revenues*	20,183	17,302	(2,881)	(14.3)	38,890
Interconnection call revenues*	36,320	31,626	(4,694)	(12.9)	70,441
IP services revenues	334,598	340,448	5,849	1.7	671,614
Leased circuit services revenues (excluding IP services revenues)	52,539	52,170	(369)	(0.7)	104,361
Telegram services revenues	8,323	7,500	(823)	(9.9)	17,121
Other telecommunications services revenues	52,319	67,259	14,939	28.6	109,269

Telecommunications total revenues	715,300	709,485	(5,814)	(0.8)	1,425,666

Supplementary business total revenues	67,525	66,974	(551)	(0.8)	163,934

Total operating revenues	782,826	776,460	(6,365)	(0.8)	1,589,600

*	Partial listing only

4. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Year ended March 31, 2014
Cash flows from operating activities:
Income before income taxes	19,503	5,994	(13,509)	19,973
Depreciation and amortization	168,320	165,553	(2,766)	335,867
Loss on disposal of property, plant and equipment	9,540	8,607	(933)	20,776
Increase (decrease) in liability for employees’ retirement benefits	7,686	2,907	(4,778)	7,067
(Increase) decrease in accounts receivable	46,559	26,391	(20,168)	23,022
(Increase) decrease in inventories	3,588	587	(3,000)	5,097
Increase (decrease) in accounts payable and accrued expenses	(37,180)	(33,068)	4,112	(21,842)
Increase (decrease) in accrued consumption tax	(1,002)	5,337	6,340	(1,832)
Other	(22,829)	(1,763)	21,066	23,678

Sub-total	194,185	180,547	(13,637)	411,808
Interest and dividends received	1,893	1,342	(551)	1,919
Interest paid	(7,024)	(6,068)	956	(13,733)
Income taxes received (paid)	344	(3,502)	(3,846)	231

Net cash provided by (used in) operating activities	189,398	172,319	(17,079)	400,226
Cash flows from investing activities:
Payments for property, plant and equipment	(178,329)	(153,314)	25,014	(342,994)
Proceeds from sale of property, plant and equipment	303	2,649	2,346	3,909
Payments for purchase of investment securities	(167)	—	167	(167)
Proceeds from sale of investment securities	6	21	15	16
Other	(5,684)	113	5,798	(8,346)

Net cash provided by (used in) investing activities	(183,872)	(150,530)	33,341	(347,582)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	90,000
Payments for settlement of long-term debt	(34,028)	(83,710)	(49,681)	(182,057)
Net increase (decrease) in short-term borrowings	—	20,994	20,994	71,994
Payments for settlement of lease obligations	(929)	(322)	607	(1,693)
Dividends paid	(28,080)	(19,000)	9,079	(28,080)

Net cash provided by (used in) financing activities	(63,038)	(82,038)	(19,000)	(49,836)
Net increase (decrease) in cash and cash equivalents	(57,511)	(60,249)	(2,737)	2,808
Cash and cash equivalents at beginning of period	85,711	88,520	2,808	85,711

Cash and cash equivalents at end of period	28,199	28,270	70	88,520

5. Revised Forecasts for the Fiscal Year Ending March 31, 2015

Based on its recent business performance, NTT West has revised its financial results forecasts that were announced in the financial results release filed on May 13, 2014 for the fiscal year ending March 31, 2015, as follows.

	(Billions of yen)
	Year Ending March 31, 2015 (Forecasts Previously Announced on May 13, 2014)	Year Ending March 31, 2015 (Revised Forecasts)	Change
Operating Revenues	1,582.0	1,582.0	—
Operating Income	35.0	35.0	—
Recurring Profit	28.0	28.0	—
Net Income	25.0	19.0	(6.0)

Note :	The financial results forecasts and projected figures concerning the future performance of NTT West contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT West and its parent NTT in light of information currently available to them regarding NTT, NTT West and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT, NTT West and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

November 7, 2014

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for the Six Months Ended September 30, 2014

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the six months ended September 30, 2014. Please see the following attachments for further details:

I.	Non-Consolidated Comparative Balance Sheets

II.	Non-Consolidated Comparative Statements of Income

III.	Business Results (Non-Consolidated Operating Revenues)

IV.	Non-Consolidated Comparative Statements of Cash Flows

V.	Financial Results of NTT Communications Group

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 130 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	September 30, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,476	142,266	2,789
Antenna facilities	1,682	1,634	(47)
Terminal equipment	736	767	31
Local line facilities	748	702	(46)
Long-distance line facilities	6,778	6,313	(464)
Engineering facilities	53,122	52,377	(744)
Submarine line facilities	16,018	14,400	(1,618)
Buildings	177,326	176,548	(778)
Construction in progress	24,265	21,551	(2,714)
Other	84,762	83,354	(1,407)
Total property, plant and equipment	504,916	499,916	(4,999)
Intangible fixed assets	87,002	87,560	557
Total fixed assets - telecommunications businesses	591,918	587,476	(4,441)
Investments and other assets
Investment securities	162,857	182,325	19,467
Investments in subsidiaries and affiliated companies	277,600	284,226	6,625
Other investments and assets	40,997	42,257	1,259
Allowance for doubtful accounts	(218)	(197)	21
Total investments and other assets	481,237	508,612	27,374
Total fixed assets	1,073,156	1,096,088	22,932

Current assets:
Cash and bank deposits	17,218	12,009	(5,208)
Notes receivable	266	93	(172)
Accounts receivable, trade	163,644	143,218	(20,426)
Supplies	10,201	10,771	570
Other current assets	102,455	95,559	(6,895)
Allowance for doubtful accounts	(1,582)	(1,439)	142
Total current assets	292,204	260,214	(31,990)

TOTAL ASSETS	1,365,361	1,356,303	(9,058)

	(Millions of yen)
	March 31, 2014	September 30, 2014		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	146,720		95,040	(51,680)
Liability for employees’ retirement benefits	86,833		85,628	(1,204)
Reserve for point services	3,063		2,660	(403)
Reserve for unused telephone cards	4,637		4,354	(283)
Asset retirement obligations	1,467		1,507	39
Other long-term liabilities	17,175		23,589	6,413
Total long-term liabilities	259,897		212,780	(47,117)

Current liabilities:
Current portion of long-term borrowings from parent company	3,360		53,360	50,000
Accounts payable, trade	37,246		23,211	(14,034)
Short-term borrowings	8,736		29,551	20,814
Accrued taxes on income	6,190	*	7,542	1,352
Allowance for losses on construction	1,188		1,037	(151)
Asset retirement obligations	—		25	25
Other current liabilities	184,394		146,476	(37,918)
Total current liabilities	241,116		261,204	20,088

TOTAL LIABILITIES	501,014		473,984	(27,029)

NET ASSETS
Shareholders’ equity:
Common stock	211,763		211,763	—
Capital surplus	131,615		131,615	—
Earned surplus	446,563		451,633	5,069
Total shareholders’ equity	789,942		795,012	5,069
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	74,404		87,305	12,901
Total unrealized gains (losses), translation adjustments, and others	74,404		87,305	12,901

TOTAL NET ASSETS	864,347		882,318	17,971

TOTAL LIABILITIES AND NET ASSETS	1,365,361		1,356,303	(9,058)

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013		Six months ended September 30, 2014		Increase (Decrease)	Year ended March 31, 2014
Telecommunications businesses:
Operating revenues		374,762		352,068	(22,694)	742,669
Operating expenses		317,382		309,121	(8,261)	636,374
Operating income from telecommunications businesses		57,379		42,947	(14,432)	106,295

Supplementary businesses:
Operating revenues		81,180		87,164	5,984	201,359
Operating expenses		78,510		82,344	3,834	194,188
Operating income from supplementary businesses		2,670		4,820	2,149	7,171
Operating income		60,050		47,767	(12,283)	113,466

Non-operating revenues:
Interest income		155		110	(45)	280
Dividends received		8,668		11,864	3,196	10,244
Lease and rental income		6,531		6,015	(516)	12,987
Miscellaneous income		1,803		233	(1,569)	3,987
Total non-operating revenues		17,158		18,224	1,065	27,499

Non-operating expenses:
Interest expenses		778		814	35	1,569
Lease and rental expenses		2,809		2,991	182	5,731
Miscellaneous expenses		1,411		156	(1,254)	1,081
Total non-operating expenses		4,999		3,962	(1,037)	8,382
Recurring profit		72,209		62,029	(10,180)	132,583

Special profits		16,169		—	(16,169)	16,169
Special losses		1,152		—	(1,152)	6,019
Income before income taxes		87,226		62,029	(25,196)	142,733
Income taxes	*	33,812	*	21,286	(12,525)	53,774
Net income		53,413		40,742	(12,670)	88,959

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding Company) and its wholly-owned subsidiaries in Japan.

However, except for a portion of the calculation of taxes, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Cloud Computing Platforms	23,404	29,997	6,592	28.2	52,922
Data Networks	197,845	186,265	(11,579)	(5.9)	391,505
Voice Communications	150,177	137,309	(12,868)	(8.6)	296,438
Applications & Content	17,906	19,032	1,125	6.3	36,906
Solution Services	58,883	58,888	5	0.0	150,651
Others	7,724	7,740	15	0.2	15,604

Total operating revenues	455,943	439,233	(16,709)	(3.7)	944,028

*	Details of business results are represented by business line from the fiscal year ended March 31, 2014.

Business results per item are shown below.

(Reference) Business Results (Per item)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2014
Voice transmission services revenues (excluding IP services revenues)	138,332	125,100	(13,231)	(9.6)	272,179
IP services revenues	184,345	178,525	(5,820)	(3.2)	367,015
Open computer network services revenues*	77,040	76,268	(771)	(1.0)	153,580
VPN services revenues*	79,539	76,540	(2,998)	(3.8)	159,024
Data communications revenues (excluding IP services revenues)	31,605	26,877	(4,727)	(15.0)	61,232
Leased circuit services revenues*	23,249	18,780	(4,468)	(19.2)	44,628
Solution services revenues	88,943	96,641	7,698	8.7	217,746
Others	12,716	12,086	(629)	(5.0)	25,854

Total operating revenues	455,943	439,233	(16,709)	(3.7)	944,028

*	Partial listing only

IV. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Year ended March 31, 2014
Cash flows from operating activities:
Income before income taxes	87,226	62,029	(25,196)	142,733
Depreciation and amortization	52,520	52,462	(58)	104,343
Loss on disposal of property, plant and equipment	934	726	(207)	3,295
Gains on sales of fixed assets	(16,728)	(13)	16,714	(17,465)
Increase (decrease) in allowance for doubtful accounts	(332)	(163)	168	(580)
Increase (decrease) in liability for employees’ retirement benefits	2,730	(1,204)	(3,935)	2,706
Write-off of investments in affiliated companies	—	—	—	3,774
(Increase) decrease in accounts receivable	43,734	24,477	(19,257)	19,685
(Increase) decrease in inventories	(2,936)	(2,594)	342	(1,753)
Increase (decrease) in accounts payable and accrued expenses	(35,548)	(33,346)	2,202	(5,501)
Increase (decrease) in accrued consumption tax	(1,345)	2,473	3,819	(2,078)
Other	(16,603)	(17,206)	(603)	(11,513)

Sub-total	113,650	87,639	(26,010)	237,645
Interest and dividends received	8,863	11,978	3,114	10,565
Interest paid	(816)	(818)	(2)	(1,569)
Income taxes received (paid)	(53,447)	(37,683)	15,763	(62,849)

Net cash provided by (used in) operating activities	68,250	61,115	(7,134)	183,792
Cash flows from investing activities:
Payments for property, plant and equipment	(46,767)	(53,280)	(6,513)	(140,615)
Proceeds from sale of property, plant and equipment	17,182	48	(17,133)	18,601
Payments for purchase of investment securities	(9,440)	(8,310)	1,130	(145,747)
Proceeds from sale of investment securities	41	532	491	70
Net increase (decrease) in short-term loans	6,994	—	(6,994)	6,994
Other	2,724	884	(1,840)	20,817

Net cash provided by (used in) investing activities	(29,264)	(60,125)	(30,861)	(239,878)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	90,000
Payments for settlement of long-term debt	(1,793)	(1,680)	113	(3,586)
Net increase (decrease) in short-term borrowings	4,897	20,814	15,917	8,006
Payments for settlement of lease obligations	(2,467)	(1,839)	627	(4,756)
Dividends paid	(33,500)	(37,500)	(3,999)	(33,500)

Net cash provided by (used in) financing activities	(32,863)	(20,205)	12,657	56,162
Effect of exchange rate changes on cash and cash equivalents	863	1,564	700	2,371
Net increase (decrease) in cash and cash equivalents	6,986	(17,651)	(24,637)	2,448
Cash and cash equivalents at beginning of period	52,124	54,573	2,448	52,124

Cash and cash equivalents at end of period	59,111	36,921	(22,189)	54,573

V. Financial Results of NTT Communications Group

	(Millions of yen)
	Six months ended September 30, 2013	Six months ended September 30, 2014	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	589,526	603,779	14,253	2.4
Operating expenses	527,229	545,979	18,750	3.6
Operating income	62,297	57,800	(4,497)	(7.2)

November 7, 2014

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Six Months Ended September 30, 2014

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2014	B As of Jun. 30, 2014	C As of Sept. 30, 2014			D As of Mar. 31, 2015 (Revised Forecast)		[Ref.] As of Mar. 31, 2015 (Previously Announced Forecast)
				E			F
				Change	Progress		Change
				C-A	E/F		D-A
Telephone Subscriber Lines(1)	23,000	22,535	22,108	(891)	47.4%	21,120	(1,880)	21,120
NTT East	11,272	11,057	10,860	(412)	44.3%	10,342	(930)	10,342
NTT West	11,727	11,478	11,248	(479)	50.4%	10,777	(950)	10,777
INS-Net(2)	3,366	3,283	3,203	(163)	51.0%	3,046	(320)	3,046
NTT East	1,719	1,675	1,633	(87)	51.0%	1,549	(170)	1,549
NTT West	1,647	1,608	1,570	(76)	51.0%	1,497	(150)	1,497
Telephone Subscriber Lines + INS-Net	26,366	25,818	25,311	(1,054)	47.9%	24,166	(2,200)	24,166
NTT East	12,992	12,732	12,493	(499)	45.3%	11,892	(1,100)	11,892
NTT West	13,374	13,086	12,819	(555)	50.5%	12,274	(1,100)	12,274
Public Telephones	195,514	193,152	189,965	(5,549)	47.8%	183,914	(11,600)	183,914
NTT East	93,424	92,445	91,223	(2,201)	38.6%	87,724	(5,700)	87,724
NTT West	102,090	100,707	98,742	(3,348)	56.7%	96,190	(5,900)	96,190
FLET’S ISDN	109	105	101	(8)	61.2%	96	(13)	96
NTT East	48	46	44	(4)	55.0%	41	(7)	41
NTT West	61	59	57	(4)	68.4%	55	(6)	55
FLET’S ADSL	1,483	1,398	1,333	(150)	53.6%	1,203	(280)	1,203
NTT East	667	628	601	(66)	44.2%	517	(150)	517
NTT West	816	770	732	(84)	64.5%	686	(130)	686
FLET’S Hikari(3)	18,050	18,319	18,455	405	57.8%	18,750	700	18,750
NTT East	10,187	10,316	10,347	160	53.4%	10,487	300	10,487
NTT West	7,863	8,003	8,108	244	61.1%	8,263	400	8,263
FLET’S Hikari LIGHT	875	955	1,020	145	64.4%	1,100	225	1,100
NTT East	542	587	618	76	101.7%	617	75	617
NTT West	333	369	402	69	45.7%	483	150	483
Hikari Denwa	16,256	16,507	16,705	450	52.9%	17,106	850	17,106
NTT East	8,694	8,811	8,884	190	42.2%	9,144	450	9,144
NTT West	7,562	7,695	7,821	260	64.9%	7,962	400	7,962
Conventional Leased Circuit Services	250	248	246	(4)	32.8%	239	(11)	239
NTT East	122	121	120	(2)	44.5%	117	(5)	117
NTT West	128	127	126	(1)	23.1%	122	(6)	122
High Speed Digital Services	144	139	135	(9)	216.2%	140	(4)	140
NTT East	74	72	70	(4)	148.4%	71	(3)	71
NTT West	69	67	65	(4)	419.4%	68	(1)	68
NTT Group Major ISPs(4)	11,466	11,495	11,521	55	25.5%	11,683	217	11,884
OCN	8,155	8,196	8,222	68	37.2%	8,337	182	8,539
Plala	2,974	2,960	2,957	(17)	—	3,000	26	3,000
Hikari TV	2,823	2,877	2,927	104	27.6%	3,200	377	3,200
FLET’S TV Transmission Services	1,161	1,209	1,256	95	51.3%	1,346	185	1,346
NTT East	802	825	844	43	47.7%	892	90	892
NTT West	359	384	412	52	54.8%	454	95	454
Mobile(5)	63,105	63,566	64,295	1,190	30.6%	67,000	3,895	66,800
Xi	21,965	24,043	26,215	4,250	54.9%	29,700	7,735	29,800
FOMA(6)	41,140	39,523	38,080	(3,060)	79.7%	37,300	(3,840)	37,000
sp-mode	23,781	24,685	25,742	1,960	46.5%	28,000	4,219	28,700
i-mode	26,415	25,362	24,320	(2,095)	56.4%	22,700	(3,715)	22,700

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile (including “Xi” and “FOMA”) service subscribers includes communication module service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

2.	Number of Employees

	(Persons)
	A As of Sept. 30, 2013	B As of Sept. 30, 2014		C As of Mar. 31, 2015 (Revised Forecast)	[Ref.] As of Mar. 31, 2015 (Previously Announced Forecast)
			Change
			B-A
NTT Consolidated	231,300	246,750	15,450	243,200	241,350
Core Group Companies
NTT (Holding Company)	2,900	2,900	0	2,850	2,850
NTT East	6,100	5,550	(550)	5,050	5,300
NTT West	5,150	4,700	(450)	4,600	4,700
NTT Communications	6,950	6,750	(200)	6,600	6,850
NTT DOCOMO (Consolidated)	24,600	26,200	1,600	26,150	26,100
NTT DATA (Consolidated)	62,450	76,700	14,250	77,750	77,550
(Reference) Outsourcing Companies
East Outsourcing Companies(1)(2)	30,650	29,350	(1,300)	26,850	26,650
West Outsourcing Companies(3)(4)	31,800	29,200	(2,600)	26,550	26,450

Notes:	(1)	Figures for East Outsourcing Companies under “A. As of Sept. 30, 2013” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	NTT revised the scope of the term “East Outsourcing Companies” as of July 1, 2014, due to a reorganization within NTT East Group. As a result of this change, figures for East Outsourcing Companies under “B. As of Sept. 30, 2014” and “C. As of Mar. 31, 2015 (Revised Forecast)” include employees from the consolidated regional subsidiaries (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, the number of employees of NTT EAST SERVICE includes 750 employees who were transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who were transferred from the consolidated prefectural outsourcing companies. In addition, NTT EAST SOLUTIONS has since merged into NTT EAST-MINAMIKANTO.

	(3)	Figures for West Outsourcing Companies under “A. As of Sept. 30, 2013” include employees from the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO, NTT IT MATE (NTT IT MATE KANSAI and others) and NTT BUSINESS ASSOCIE WEST.

	(4)	NTT revised the scope of the term “West Outsourcing Companies” as of October 1, 2013, due to a reorganization within NTT West Group. As a result of this change, figures for West Outsourcing Companies under “B. As of Sept. 30, 2014” and “C. As of Mar. 31, 2015 (Revised Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

3.	Capital Investment

	(Billions of yen)
	A Six Months Ended Sept. 30, 2013	B Six Months Ended Sept. 30, 2014			C Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated(1)	824.6	753.5	(71.2)	39.9%	1,890.0	1,850.0
Core Group Companies
NTT (Holding Company)	9.5	5.1	(4.4)	23.3%	22.0	22.0
NTT East(2)(3)	161.3	128.7	(32.5)	40.2%	320.0	320.0
NTT West(2)(3)	158.4	140.0	(18.3)	43.8%	320.0	320.0
NTT Communications(2)	62.9	49.0	(13.8)	40.9%	120.0	120.0
NTT DOCOMO (Consolidated)	301.8	292.5	(9.2)	42.4%	690.0	690.0
NTT DATA (Consolidated)	72.2	58.1	(14.0)	41.6%	140.0	140.0

Notes:	(1)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Six Months Ended Sept. 30, 2013,” “B. Six Months Ended Sept. 30, 2014” and “C. Year Ending Mar. 31, 2015 (Revised Forecast)” are 788.2 billion yen, 726.4 billion yen and 1,750.0 billion yen, respectively.

	(2)	Capital Investments of NTT East, NTT West, and NTT Communications for “C. Year Ending Mar. 31, 2015 (Revised Forecast)” include: 144.0 billion yen for voice transmission, 30.0 billion yen for data transmission, 125.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 18.0 billion yen for joint facilities and others for NTT East; 159.0 billion yen for voice transmission, 18.0 billion yen for data transmission, 127.0 billion yen for leased circuit, 1.0 billion yen for telegraph, 2.0 billion yen for R&D facilities, and 13.0 billion yen for joint facilities and others for NTT West; and 56.7 billion yen for voice transmission, 17.6 billion yen for data transmission, 2.2 billion yen for leased circuit, 0.8 billion yen for R&D facilities, and 42.5 billion yen for joint facilities and others for NTT Communications.

	(3)	Capital Investments of NTT East and NTT West for “C. Year Ending Mar. 31, 2015 (Revised Forecast)” include approximately 125.0 billion yen and 115.0 billion yen for optical fiber related investment in NTT East and in NTT West respectively. Coverage rates of optical fiber are expected to be 95% for NTT East and 92% for NTT West as of March 31, 2015.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Six Months Ended Sept. 30, 2013	B Six Months Ended Sept. 30, 2014			C Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	5,266.1	5,373.7	107.6	48.8%	11,010.0	11,200.0
Fixed Voice Related Services	794.5	730.4	(64.1)	—	—	—
Mobile Voice Related Services	535.0	446.5	(88.6)	—	—	—
IP/Packet Communications Services	1,863.8	1,838.4	(25.4)	—	—	—
Sales of Telecommunications Equipment	442.2	485.3	43.1	—	—	—
System Integration	1,029.1	1,229.6	200.5	—	—	—
Other	601.4	643.5	42.1	—	—	—
Operating Expenses	4,613.0	4,782.7	169.7	48.2%	9,915.0	9,985.0
Cost of Services (exclusive of items shown separately below)	1,149.2	1,163.6	14.4	—	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	370.7	426.7	56.0	—	—	—
Cost of System Integration (exclusive of items shown separately below)	736.6	865.3	128.7	—	—	—
Depreciation and Amortization	919.1	911.1	(8.0)	—	—	—
Impairment Loss	0.2	0.2	0.0	—	—	—
Selling, General and Administrative Expenses	1,434.2	1,415.8	(18.5)	—	—	—
Write-Down of Goodwill and Other Intangible Assets	3.0	—	(3.0)	—	—	—
Operating Income	653.0	590.9	(62.1)	54.0%	1,095.0	1,215.0
Income Before Income Taxes	675.8	592.2	(83.6)	55.1%	1,075.0	1,195.0
Net Income Attributable to NTT	323.5	290.3	(33.2)	54.9%	529.0	586.0
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	1,076.6	1,113.1	36.5	—	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	2,427.9	2,571.2	143.3	—	—	—
Loss on Disposal of Property, Plant and Equipment	72.9	74.3	1.4	—	—	—
Other Expenses	113.4	112.8	(0.6)	—	—	—
Total	3,690.8	3,871.4	180.7	—	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	264.5	254.2	(10.3)	61.7%	412.0	422.0
Operating Expenses	66.6	63.9	(2.6)	45.6%	140.0	145.0
Operating Income	197.9	190.3	(7.6)	70.0%	272.0	277.0
Non-Operating Revenues	17.4	15.6	(1.7)	49.8%	32.0	33.0
Non-Operating Expenses	21.5	18.0	(3.5)	50.6%	36.0	38.0
Recurring Profit	193.8	187.9	(5.9)	70.2%	268.0	272.0
Net Income	193.2	476.0	282.7	85.3%	558.0	274.0

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2013	B Six Months Ended Sept. 30, 2014			C Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues(3)	879.9	871.2	(8.7)	49.2%	1,771.0	1,771.0
Voice Transmission Services (excluding IP)(1)	265.3	239.8	(25.4)	51.7%	464.0	464.0
IP Services(2)	420.8	418.1	(2.6)	49.8%	840.0	840.0
Leased Circuit (excluding IP)	59.5	57.0	(2.4)	49.2%	116.0	116.0
Telegraph	7.3	6.7	(0.5)	48.5%	14.0	14.0
Other	65.6	89.8	24.1	44.3%	337.0	337.0
Supplementary Business	61.3	59.5	(1.8)
Operating Expenses(3)	826.9	811.8	(15.0)	48.3%	1,681.0	1,681.0
Personnel	53.7	50.1	(3.6)	49.2%	102.0	102.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	540.2	524.5	(15.6)	48.0%	1,093.0	1,093.0
Depreciation and Amortization	181.1	184.3	3.1	50.8%	363.0	363.0
Loss on Disposal of Property, Plant and Equipment	15.1	16.2	1.0	33.1%	49.0	49.0
Taxes and Public Dues	36.5	36.6	0.0	49.5%	74.0	74.0
Operating Income	53.0	59.3	6.2	65.9%	90.0	90.0
Non-Operating Revenues	28.6	20.8	(7.7)	94.9%	22.0	8.0
Non-Operating Expenses	14.7	5.3	(9.4)	59.1%	9.0	8.0
Recurring Profit	66.9	74.9	7.9	72.7%	103.0	90.0
Net Income	42.6	46.8	4.2	75.6%	62.0	58.0
NTT West (JPN GAAP)
Operating Revenues(3)	782.8	776.4	(6.3)	49.1%	1,582.0	1,582.0
Voice Transmission Services (excluding IP)(1)	267.5	242.1	(25.4)	51.2%	473.0	473.0
IP Services(2)	334.5	340.4	5.8	49.7%	685.0	685.0
Leased Circuit (excluding IP)	52.5	52.1	(0.3)	48.8%	107.0	107.0
Telegraph	8.3	7.5	(0.8)	50.0%	15.0	15.0
Other	52.3	67.2	14.9	44.4%	302.0	302.0
Supplementary Business	67.5	66.9	(0.5)
Operating Expenses(3)	763.4	759.4	(4.0)	49.1%	1,547.0	1,547.0
Personnel	49.6	48.5	(1.1)	49.0%	99.0	99.0
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	494.5	491.4	(3.0)	48.9%	1,005.0	1,005.0
Depreciation and Amortization	165.4	165.5	0.1	50.3%	329.0	329.0
Loss on Disposal of Property, Plant and Equipment	20.5	20.1	(0.4)	42.8%	47.0	47.0
Taxes and Public Dues	33.2	33.7	0.4	50.4%	67.0	67.0
Operating Income	19.3	17.0	(2.3)	48.7%	35.0	35.0
Non-Operating Revenues	21.0	3.1	(17.9)	44.8%	7.0	7.0
Non-Operating Expenses	14.8	6.1	(8.6)	44.3%	14.0	14.0
Recurring Profit	25.5	13.9	(11.6)	49.9%	28.0	28.0
Net Income	16.1	6.3	(9.7)	33.6%	19.0	25.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the six months ended September 30, 2014 include monthly charges, call charges and interconnection charges of 176.3 billion yen, 18.5 billion yen and 28.2 billion yen for NTT East, and 177.2 billion yen, 17.3 billion yen and 31.6 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the six months ended September 30, 2014 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 231.1 billion yen and 92.1 billion yen for NTT East, and 191.0 billion yen and 76.6 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	NTT East and NTT West revised their respective allocations of revenues and expenses from real estate leases from Non-Operating Revenues and Non-Operating Expenses to Operating Revenues and Operating Expenses, respectively, as of the beginning of the fiscal year ending March 31, 2015. As a result, Operating Revenues from real estate leases of 44.0 billion yen and 32.0 billion yen are included in NTT East’s and NTT West’s revised forecast figures, respectively, for the fiscal year ending March 31, 2015, and Operating Expenses from real estate leases of 24.0 billion yen and 17.0 billion yen are included in NTT East’s and NTT West’s revised forecast figures, respectively, for the fiscal year ending March 31, 2015. Further, Operating Revenues from real estate leases of 21.8 billion yen and 17.7 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the six months ended September 30, 2014, and Operating Expenses from real estate leases of 9.0 billion yen and 7.9 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the six months ended September 30, 2014.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2013	B Six Months Ended Sept. 30, 2014			C Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues(1)	455.9	439.2	(16.7)	48.3%	910.0	910.0
Cloud Computing Platforms	23.4	29.9	6.5	45.5%	66.0	66.0
Data Networks	197.8	186.2	(11.5)	50.2%	371.0	383.0
Voice Communications	150.1	137.3	(12.8)	49.7%	276.0	276.0
Applications & Content	17.9	19.0	1.1	47.6%	40.0	40.0
Solution Services	58.8	58.8	0.0	41.5%	142.0	130.0
Others	7.7	7.7	0.0	51.6%	15.0	15.0
Operating Expenses	395.8	391.4	(4.4)	48.5%	807.0	807.0
Personnel	40.6	39.7	(0.9)	50.3%	79.0	82.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	192.2	196.2	3.9	48.2%	608.0	600.0
Communication Network Charges	103.9	96.9	(6.9)
Depreciation and Amortization	51.5	51.2	(0.2)	50.2%	102.0	107.0
Loss on Disposal of Property, Plant and Equipment	1.4	1.4	(0.0)	23.4%	6.0	6.0
Taxes and Public Dues	6.0	5.8	(0.1)	49.1%	12.0	12.0
Operating Income	60.0	47.7	(12.2)	46.4%	103.0	103.0
Non-Operating Revenues	17.1	18.2	1.0	79.2%	23.0	23.0
Non-Operating Expenses	4.9	3.9	(1.0)	30.5%	13.0	13.0
Recurring Profit	72.2	62.0	(10.1)	54.9%	113.0	113.0
Net Income	53.4	40.7	(12.6)	56.6%	72.0	72.0
Reference (Operating Revenues)(1)	455.9	439.2	(16.7)	48.3%	910.0	910.0
Voice Transmission Services (excluding IP)	138.3	125.1	(13.2)	—	—	—
IP Services	184.3	178.5	(5.8)	—	—	—
Data Transmission Services (excluding IP)	31.6	26.8	(4.7)	—	—	—
Leased Circuit	23.2	18.7	(4.4)	—	—	—
Solutions Business	88.9	96.6	7.6	—	—	—
Other	12.7	12.0	(0.6)	—	—	—
Dimension Data (IFRS)(2)(3)
Operating Revenues	275.2	346.1	70.9	47.1%	735.0	735.0
Operating Expenses(4)	270.0	340.3	70.2	47.2%	721.5	721.5
Operating Income(5)	5.1	5.8	0.7	43.0%	13.5	13.5
Net Income Attributable to Dimension Data	2.6	4.5	1.9	—	—	—

Notes :	(1)

NTT Communications has revised certain of its line items from the three months ended March 31, 2014. Operating Revenues figures for “A. Six Months Ended Sept. 30, 2013” and “B. Six Months Ended Sept. 30, 2014” using line items used prior to the three months ended March 31, 2014 are also provided for reference under “Reference (Operating Revenues).”

The following are the main services included in each of the new line items.

		—	Cloud Computing Platforms: “Data center service” and “Private Cloud (Enterprise Cloud, etc.)”

		—	Data Networks: “Closed network service (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

		—	Voice Communications: “Telephone service” and “VoIP service (050 plus, etc.)”

		—	Applications & Content: “Application service (Mail service, etc.)”

		—	Solution Services: “System integration service”

	(2)	Since Dimension Data’s statements of income from January 1 to December 31 are consolidated into NTT’s consolidated statements of income from April 1 to March 31, Dimension Data’s financial results for the six months ended June 30, 2013 are stated under “A. Six Months Ended Sept. 30, 2013,” Dimension Data’s financial results for the six months ended June 30, 2014 are stated under “B. Six Months Ended Sept. 30, 2014” and Dimension Data’s forecasts for the twelve months ending December 31, 2014 are stated under “C. Year Ending Mar. 31, 2015 (Revised Forecast).”

	(3)	The conversion rate used for Dimension Data figures for the six months ended September 30, 2014 is USD1.00 = JPY102.46.

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the six months ended September 30, 2014 under US GAAP was 1.5 billion yen.

4.	Financial Results and Projections (NTT DOCOMO, NTT DATA)

	(Billions of yen)
	A Six Months Ended Sept. 30, 2013	B Six Months Ended Sept. 30, 2014			C Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
			Change	Progress
			B-A	B/C
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	2,199.0	2,173.0	(26.0)	49.4%	4,400.0	4,590.0
Mobile Communications Services	1,491.7	1,387.8	(104.0)	50.8%	2,731.0	2,881.0
Voice Revenues	542.4	452.6	(89.8)	51.4%	881.0	950.0
Packet Communications Revenues	949.3	935.2	(14.2)	50.6%	1,850.0	1,931.0
Equipment Sales	399.4	441.9	42.4	49.4%	895.0	935.0
Other Operating Revenues	307.8	343.3	35.5	44.4%	774.0	774.0
Operating Expenses	1,725.8	1,773.4	47.6	47.0%	3,770.0	3,840.0
Personnel	142.7	141.4	(1.3)	49.1%	288.0	288.0
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	1,085.1	1,140.0	54.9	46.0%	2,476.0	2,504.0
Depreciation and Amortization	339.1	323.4	(15.7)	49.1%	659.0	715.0
Loss on Disposal of Property, Plant and Equipment	32.1	33.6	1.5	49.5%	68.0	71.0
Communication Network Charges	107.2	114.8	7.5	48.0%	239.0	223.0
Taxes and Public Dues	19.6	20.2	0.6	50.4%	40.0	39.0
Operating Income	473.2	399.6	(73.6)	63.4%	630.0	750.0
Non-Operating Income (Loss)	8.6	4.5	(4.1)	49.7%	9.0	8.0
Income Before Income Taxes	481.8	404.1	(77.7)	63.2%	639.0	758.0
Net Income Attributable to NTT DOCOMO	300.4	259.5	(40.9)	61.8%	420.0	480.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	613.0	695.8	82.8	47.7%	1,460.0	1,460.0
Public & Financial IT Services	323.7	330.7	7.0	45.4%	728.0	728.0
Enterprise IT Services	127.0	131.0	3.9	46.5%	282.0	282.0
Solutions & Technologies	85.0	83.5	(1.4)	45.2%	185.0	185.0
Global Business	148.2	221.5	73.2	52.5%	422.0	422.0
Elimination or Corporate	(70.9)	(70.9)	0.0	45.2%	(157.0)	(157.0)
Cost of Sales	488.1	535.5	47.3	48.7%	1,100.0	1,100.0
Gross Profit	124.8	160.3	35.5	44.5%	360.0	360.0
Selling, General and Administrative Expenses	122.1	138.2	16.1	50.3%	275.0	275.0
Operating Income	2.6	22.0	19.3	25.9%	85.0	85.0
Non-Operating Income (Loss)	(1.2)	(2.4)	(1.1)	24.7%	(10.0)	(10.0)
Recurring Profit	1.3	19.5	18.2	26.1%	75.0	75.0
Net Income (Loss)	(3.7)	7.1	10.8	19.3%	37.0	37.0

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from Xi mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	(Yen)
	Three Months Ended Jun. 30, 2014 (From Apr. to Jun., 2014)	Three Months Ended Sept. 30, 2014 (From Jul. to Sept., 2014)	Six Months Ended Sept. 30, 2013 (From Apr. to Sept., 2013)	Six Months Ended Sept. 30, 2014 (From Apr. to Sept., 2014)	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Revised forecast)	Year Ending Mar. 31, 2015 (Previously Announced Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,710	2,710	2,760	2,710	2,760	2,700	2,700
Telephone Subscriber Lines ARPU	2,370	2,360	2,410	2,360	2,400	2,360	2,360
INS-NET Subscriber Lines ARPU	4,980	4,970	5,030	4,970	5,030	5,010	5,010
FLET’S Hikari ARPU	5,460	5,450	5,720	5,460	5,660	5,500	5,500
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,660	2,660	2,700	2,660	2,690	2,660	2,660
Telephone Subscriber Lines ARPU	2,350	2,350	2,390	2,350	2,380	2,350	2,350
INS-NET Subscriber Lines ARPU	4,850	4,850	4,890	4,850	4,890	4,860	4,860
FLET’S Hikari ARPU	5,750	5,700	5,850	5,730	5,830	5,720	5,740
NTT DOCOMO
Mobile Aggregate ARPU (Xi+FOMA)	4,450	4,370	4,680	4,410	4,610	4,350	4,390
Voice ARPU (Xi+FOMA)	1,250	1,190	1,470	1,230	1,410	1,180	1,240
Packet ARPU (Xi+FOMA)	2,670	2,620	2,720	2,640	2,700	2,600	2,620
Smart ARPU (Xi+FOMA)	530	560	490	540	500	570	530

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•		Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•		Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•		INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•		FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—		“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Mobile Aggregate ARPU (“Xi”+“FOMA”) = Voice ARPU (“Xi”+“FOMA”) + Packet ARPU (“Xi”+“FOMA”) + Smart ARPU (“Xi”+“FOMA”).

			—	NTT DOCOMO’s Voice ARPU (“Xi”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “Xi”+“FOMA” services, our Packet ARPU (“Xi”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “Xi”+“FOMA” services, and our Smart ARPU (“Xi”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “Xi”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

	(7)	Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in NTT DOCOMO’s ARPU calculation.

	(8)	NTT DOCOMO’s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for “Six Months Ended Sept. 30, 2013 (from Apr. to Sept., 2013),” “Year Ended Mar. 31, 2014” and “Three Months Ended Jun. 30, 2014 (from Apr. to Jun., 2014)” have also been changed. Figures listed under “Year Ending Mar. 31, 2015 (Previously Announced Forecast)” were calculated using the previous calculation methods.

	(9)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	Six Months Results: Sum of number of active subscribers* for each month from April to September.

			—	FY Results : Sum of number of active subscribers* for each month from April to March.

			—	FY (Previously Announced Forecast): Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12.

			—	FY (Revised Forecast): Sum of the sum of actual number of active subscribers at the end of each month from April to September and the average expected active number of subscribers during the second half of the fiscal year ((number of subscribers at September 30, 2014 + number of expected subscribers at March 31, 2015)/2)x6.

	(10)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	Six Months Results: Sum of number of active subscribers* for each month from April to September.

			—	FY Results: Sum of number of active subscribers* for each month from April to March.

			—	FY (Previously Announced Forecast) and FY (Revised Forecast): Sum of expected number of active subscribers* for each month from April to March.

*active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2014	As of Sept. 30, 2014	As of Mar. 31, 2015 (Revised Forecast)	[Ref.] As of Mar. 31, 2015 (Previously Announced Forecast)
Interest-Bearing Liabilities		4,200.0	4,233.8	4,400.0	4,300.0

7. Indices (Consolidated)
		Year Ended Mar. 31, 2014	Six months Ended Sept. 30, 2014	Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
EBITDA		3,192.3 billion yen	1,543.7 billion yen	3,025.0 billion yen	3,207.0 billion yen
EBITDA Margin		29.2%	28.7%	27.5%	28.6%
Operating FCF		1,299.5 billion yen	790.2 billion yen	1,135.0 billion yen	1,357.0 billion yen
ROCE		6.0%	—	5.5%	6.1%

Note :	Reconciliation of Indices are as follows.

8. Reconciliation of Financial Indices (Consolidated)
		Year Ended Mar. 31, 2014	Six Months Ended Sept. 30, 2014	Year Ending Mar. 31, 2015 (Revised Forecast)	[Ref.] Year Ending Mar. 31, 2015 (Previously Announced Forecast)
EBITDA (a+b)		3,192.3 billion yen	1,543.7 billion yen	3,025.0 billion yen	3,207.0 billion yen
a	Operating Income	1,213.7 billion yen	590.9 billion yen	1,095.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	952.7 billion yen	1,930.0 billion yen	1,992.0 billion yen
EBITDA Margin [(c/d)X100]		29.2%	28.7%	27.5%	28.6%
a	Operating Income	1,213.7 billion yen	590.9 billion yen	1,095.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	952.7 billion yen	1,930.0 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	1,543.7 billion yen	3,025.0 billion yen	3,207.0 billion yen
d	Operating Revenues	10,925.2 billion yen	5,373.7 billion yen	11,010.0 billion yen	11,200.0 billion yen
Operating FCF [(c-d)]		1,299.5 billion yen	790.2 billion yen	1,135.0 billion yen	1,357.0 billion yen
a	Operating Income	1,213.7 billion yen	590.9 billion yen	1,095.0 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	1,978.6 billion yen	952.7 billion yen	1,930.0 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,192.3 billion yen	1,543.7 billion yen	3,025.0 billion yen	3,207.0 billion yen
d	Capital Investment(1)	1,892.8 billion yen	753.5 billion yen	1,890.0 billion yen	1,850.0 billion yen
ROCE [(b/c)X100]		6.0%	—	5.5%	6.1%
a	Operating Income	1,213.7 billion yen	—	1,095.0 billion yen	1,215.0 billion yen
	(Normal Statutory Tax Rate)	38%	—	36%	36%
b	Operating Income X (1 -Normal Statutory Tax Rate)	749.3 billion yen	—	701.9 billion yen	778.8 billion yen
c	Operating Capital Employed	12,489.4 billion yen	—	12,870.9 billion yen	12,831.5 billion yen

Note :	(1)	Figures for Capital Investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Intangibles “ in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2014	Six Months Ended Sept. 30, 2014
Payments for Property, Plant and Equipment	1,486.7	728.9
Payments for Acquisition of Intangible Assets	416.6	170.2
Total	1,903.2	899.0
Difference from Capital Investment	10.5	145.6